UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number:  000-52679

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English)

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the automobile industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles;  whether the transaction to sell the automobile dealership business is consummated; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition.

Following this cover page are the unaudited consolidated financial results for the six month period ended June 30, 2009 of AutoChina International Limited (the “Company”).

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands except share and per share data)

	June 30,	December 31,
	2009	2008
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$21,404	$17,406
Restricted cash	53,348	40,824
Restricted cash held in escrow	4,987	-
Note receivable	769	-
Accounts receivable	3,238	4,272
Inventories	35,032	37,463
Deposits for inventories	34,640	21,621
Prepaid expenses and other current assets	4,955	5,474
Due from unconsolidated subsidiary	220	529
Current maturities of net investment in sales-type leases	43,907	14,867
Deferred income tax assets	2,066	1,020
Total current assets	204,566	143,476

Investment in unconsolidated subsidiaries	266	229
Property, equipment and leasehold improvements, net	28,541	26,907
Net investment in sales-type leases, net of current maturities	28,730	8,492
Goodwill	941	941

Total assets	$263,044	$180,045

LIABILITIES AND EQUITY
Current liabilities
Floor plan notes payable - manufacturer affiliated	$12,010	$12,379
Notes payable	21,814	3,921
Note payable to EarlyBird Capital	429	-
Trade notes payable	70,368	60,134
Accounts payable	5,364	1,270
Accounts payable, related parties	27,761	2,272
Other payables and accrued liabilities	8,867	5,189
Share repurchase obligations	8,218	-
Due to affiliates	10,592	5,894
Customer deposits	6,269	3,224
Customer deposits, related party	14,696	16,095
Income tax payable	2,923	1,674
Total current liabilities	189,311	112,052

Long term debt
Net deferred income tax liabilities	973	405
Total liabilities	190,284	112,457

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS - Continued
(in thousands except share and per share data)

	June 30,	December 31,
	2009	2008
	(unaudited)
Equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	-	-
Ordinary shares - $0.001 par value authorized - 50,000,000 shares; issued - 10,716,720 shares and 8,606,250 shares at June 30, 2009 and December 31, 2008, respectively; outstanding - 8,851,305 shares and 7,745,625 shares at June 30, 2009 and December 31, 2008, respectively	11	9
Additional paid-in capital	34,625	35,912
Statutory reserves	741	741
Retained earnings	23,284	17,791
Accumulated other comprehensive income	6,228	6,185
Total shareholders’ equity	64,889	60.638
Non-controlling interest	7,871	6,950
Total equity	72,760	67,588

Total liabilities and equity	$263,044	$180,045

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Revenues
New automobiles	$120,189	$85,863	$225,094	$178,337
Commercial vehicles	61,022	20,193	70,958	21,674
Parts and service	12,832	8,773	24,041	16,575
Finance and insurance	2,174	819	3,132	819
Total revenues	196,217	115,648	323,225	217,405

Cost of sales
New automobiles	115,409	83,415	216,439	172,108
Commercial vehicles	58,241	19,275	67,782	20,676
Parts and service	10,332	6,435	18,850	12,376
Total cost of sales	183,982	109,125	303,071	205,160

Gross profit	12,235	6,523	20,154	12,245

Operating expenses
Selling and marketing	2,328	1,984	4,908	3,280
General and administrative	2,404	1,862	4,766	3,198
Other income, net	(309)	(177)	(532)	(237)
Total operating expenses	4,423	3,669	9,142	6,241

Income from operations	7,812	2,854	11,012	6,004

Other income (expense)
Floor plan interest expense	(201)	(209)	(428)	(452)
Other interest expense	(630)	(387)	(923)	(863)
Other interest expense, related parties	(221)	-	(221)	-
Interest income	117	89	219	228
Accretion of share repurchase obligation	(310)	-	(310)	-
Equity in earnings (loss) of unconsolidated subsidiaries	37	(6)	37	(17)
Acquisition-related costs	(287)	-	(295)	-
Other expense, net	(1,495)	(513)	(1,921)	(1.104)

Income from continuing operations before income taxes	6,317	2,341	9,091	4,900

Income tax provision	1,855	261	2,539	1,065
Income from continuing operations	4,462	2,080	6,552	3,835
Income (loss) from discontinued operations, net of taxes	-	16	-	(151)

Net income	4,462	2,096	6,552	3,684
Net income attributable to noncontrolling interests	(670)	(273)	(1,059)	(617)
Net income attributable to shareholders	$3,792	$1,823	$5,493	$3,067

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (Unaudited) - Continued
(in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Earnings (loss) per share
Basic
Continuing operations	$0.43	$0.24	$0.67	$0.42
Discontinued operations	-	-	-	(0.02)
	$0.43	$0.24	$0.67	$0.40
Diluted
Continuing operations	$0.38	$0.24	$0.62	$0.42
Discontinued operations	-	-	-	(0.02)
	$0.38	$0.24	$0.62	$0.40

Weighted average shares outstanding
Basic	8,741,952	7,745,625	8,246,541	7,745,625
Diluted	9,860,828	7,745,625	8,809,069	7,745,625

Amounts attributable to shareholders
Income from continuing operations, net of taxes	$3,792	$1,807	$5,493	$3,218
Discontinued operations, net of taxes	-	16	-	(151)
Net income	$3,792	$1,823	$5,493	$3,067

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF EQUITY (Unaudited)
(in thousands except share data)

	Ordinary Shares		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Non- controlling	Total
	Shares	Amount	Capital	Reserves	Earnings	Income	Interest	Equity

Balance, December 31, 2008	8,606,250	$9	$35,912	$741	$17,791	$6,185	$6,950	$67,588
Shares issued in connection with reverse merger transaction	2,110,470	2	(2,722)	—	—	—	—	(2,720)
Repurchase of 910,000 public warrants for cash	—	—	(449)	—	—	—	—	(449)
Net change in noncontrolling interest from the acquisition and disposal of equity in subsidiaries	—	—	—	—	—	—	(141)	(141)
Deferred gain from sale of equity in subsidiary	—	—	1,884	—	—	—	—	1,884
Other comprehensive income – foreign currency translation adjustments	—	—	—	—	—	43	3	46
Net income for the six months ended June 30, 2009 (unaudited)	—	—	—	—	5,493	—	1,059	6,552
Balance, June 30, 2009 (unaudited)	10,716,720	$11	$34,625	741	$23,284	$6,228	$7,871	$72,760

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(in thousands)

	Six Months Ended June 30,
	2009	2008

Cash flow from operating activities:

Net income attributable to shareholders	$5,493	$3,067

Adjustments to reconcile net income attributable to shareholders to net cash provided by (used in) operating activities:
Depreciation and amortization	1,842	1,355
Loss on disposal of property, equipment and leasehold improvements	90	-
Deferred income taxes	(478)	(105)
Equity in earnings of unconsolidated subsidiaries	(37)	(17)
Gain on disposal of equity in subsidiary	-	(2,516)
Accretion of share repurchase obligations	310	-
Noncontrolling interests	1,059	617

Changes in operating assets and liabilities, net of acquisitions and divestitures:
Accounts receivable	1,034	(559)
Net investment in sales-type leases	(49,278)	(19,828)
Inventories	2,431	(26,235)
Deposits for inventories	(13,019)	5,007
Prepaid expense and other current assets	583	427
Floor plan notes payable – manufacturer affiliated	(369)	(189)
Trade notes payable	10,234	17,257
Accounts payable	4,094	9,146
Other payable and accrued liabilities	542	(2,650)
Customers deposits	3,045	(1,488)
Customers deposits, related party	(1,399)	-
Income tax payable	1,249	432
Net cash provided by discontinued operations	-	10,553

Net cash used in operating activities	$(32,574)	$(5,726)

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) - Continued
(in thousands)

	Six Months Ended June 30,
	2009	2008

Cash flow from investing activities:

Business acquisitions, net of cash acquired	$-	$542
Purchase of property, equipment, and leasehold improvements	(2,126)	(6,051)
Proceeds from the sale of property, equipment and leasehold improvements	1,024	68
Cash received from sales of equity in subsidiaries	2,928	-
Cash relinquished upon sale of equity in discontinued subsidiary	-	(5,432)
Increase in note receivable	(769)	-
Increase in restricted cash	(12,524)	(5,361)

Net cash used in investing activities	(11,467)	(16,234)

Cash flow from financing activities:
Floor plan borrowings - non-manufacturer affiliated, net	-	44
Proceeds from borrowings	35,960	2,076
Repayments of borrowings	(18,067)	-
Proceeds from affiliates	4,548	17,801
Proceeds from accounts payable, related party	25,489	-
Notes payable, related parties	-	(12,538)
Capital contributions	-	10,838
Cash acquired in reverse merger	1,697	-
Repurchase of warrants subsequent to closing of reverse merger	(449)	-
Dividends paid to noncontrolling interest	(1,250)	-

Net cash provided by financing activities	47,928	18,221

Effect of foreign currency translation on cash	111	(1)

Net increase (decrease) in cash and cash equivalents	3,998	(3,740)

Cash and cash equivalents, beginning of the period	17,406	12,820

Cash and cash equivalents, end of the period	$21,404	$9,080

Supplemental Disclosure of Cash Flow Information:

Interest paid	$1,572	$1,355
Income taxes paid	$1,617	$1,104

The accompanying notes are an integral part of these condensed consolidated statements.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three Months and Six Months Ended June 30, 2009 and 2008
(in thousands except share and per share data)

NOTE 1 - BACKGROUND

AutoChina International Limited (formerly Spring Creek Acquisition Corp.) (the “Company” or “AutoChina”) was incorporated in the Cayman Islands on October 16, 2007 as a “blank check” company formed for the purpose of acquiring, through a merger, stock exchange, asset acquisition or other similar business combination, or control through contractual arrangements, one or more operating business located in the Greater China region, which includes Hong Kong, Macau and Taiwan.

On February 4, 2009, the Company entered into a share exchange agreement with AutoChina Group Inc. (“ACG”) and the selling shareholders party thereto (“Sellers”), which owned 100% of the issued and outstanding equity securities of ACG. On April 9, 2009, the Company acquired all of the outstanding securities of ACG, resulting in AutoChina becoming a wholly-owned subsidiary of the Company (the “Business Combination”). In conjunction with the acquisition, the Company subsequently changed its name to AutoChina International Limited.

AutoChina consists of two primary reportable segments: the commercial vehicle financing segment and the automotive dealership segment. AutoChina is a full-service, integrated retailer of consumer automobiles and related services and provider of commercial vehicle sales and leasing and related services under the “Kaiyuan Auto” brand name. Through its strategically located network of automotive dealerships and commercial vehicle sales and leasing centers located in the People’s Republic of China (the “PRC” or “China”), AutoChina provides one-stop service for the needs of its customers, including retail sales of new and used consumer automobiles, aftermarket parts sales, service and repair facilities, commercial vehicle financing and related administrative services.

The Company’s business is mainly operated by four companies, Hebei Huaan Investment Co., Ltd, Hebei Huiyin Investment Co., Ltd, Hebei Shijie Kaiyuan Logistics Co., Ltd. and Hebei Shijie Kaiyuan Auto Trade Co., Ltd. (collectively referred to as the “Auto Kaiyuan Companies”) which are limited liability corporations established under the laws of the PRC. On November 26, 2008, through the Company’s wholly owned subsidiary, Hebei Chuanglian Trade Co., Ltd., the Company executed a series of contractual arrangements with the Auto Kaiyuan Companies and their shareholder (the “Enterprise Agreements”). Pursuant to the Enterprise Agreements, the Company has exclusive rights to obtain the economic benefits and assume the business risks of the Auto Kaiyuan Companies from their shareholders, and generally has control of the Auto Kaiyuan Companies. The Auto Kaiyuan Companies are considered VIEs and the Company is the primary beneficiary. The Company’s relationships with the Auto Kaiyuan Companies and their shareholder are governed by the Enterprise Agreements between Hebei Chuanglian Trade Co., Ltd. and each of the Auto Kaiyuan Companies, which are the operating companies of the Company in the PRC.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Preparation and Presentation:

The Business Combination was accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of ACG immediately prior to the Business Combination had effective control of the Company through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors (initially two out of five members), with three other board members being independent of both the Company and ACG, and (3) being named to all of the senior executive positions. For accounting purposes, ACG was deemed to be the accounting acquirer in the transaction and, consequently, the transaction was treated as a recapitalization of ACG (i.e., a capital transaction involving the issuance of stock by the Company for the stock of AutoChina). Accordingly, the combined assets, liabilities and results of operations of ACG became the historical financial statements of the Company at the closing of the transaction, and the Company’s assets (primarily cash and cash equivalents), liabilities and results of operations were consolidated with ACG beginning on the acquisition date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. All direct costs of the transaction were charged to operations in the period that such costs were incurred.

The consolidated financial statements issued following a reverse acquisition are those of the accounting acquirer for all periods required presented, and are retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.  Comparative information presented in those consolidated financial statements is also retroactively adjusted to reflect the capital structure of the legal parent, the accounting acquiree.

Unaudited Interim Financial Information

The accompanying unaudited consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s filings with the SEC. The results of operations for the three months and six months ended June 30, 2009 are not necessarily indicative of the results to be expected for the full year ending December 31, 2009.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and variable interest entities (“VIEs”). All significant inter-company balances and transactions have been eliminated in consolidation. All significant inter-company balances and transactions have been eliminated. Investments in non-consolidated subsidiaries, typically representing an ownership interest in the voting stock of the subsidiaries of between 20% and 50%, are stated at cost of acquisition plus the Company’s equity in undistributed net income or proportionate share of net losses since acquisition.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The most significant estimates and related assumptions include the assessment of the provision for doubtful accounts, the assessment of the impairment of tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, and the purchase price allocation on acquisitions. Actual results could differ from these estimates.

Currency Reporting

The Company’s operations in China use the local currency - Renminbi (“RMB”) as its functional currency whereas amounts reported in the accompanying consolidated financial statements and disclosures are stated in U.S. dollars, the reporting currency of the Company, unless stated otherwise. As such, the consolidated balance sheets of the Company have been translated into U.S. dollars at the current rates as of June 30, 2009 and December 31, 2008 and the consolidated statements of operations for the period ended June 30, 2009 and 2008 have been translated into U.S. dollars at the average rates during the periods the transactions were recognized. The resulting translation adjustments are recorded as other comprehensive income in the condensed consolidated statement of equity and comprehensive income and as a separate component of shareholders’ equity.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less which are not securing any corporate obligations. As of June 30, 2009 and December 31, 2008, the majority of cash, including restricted cash, was in RMB on deposit in PRC financial institutions under the Company’s PRC subsidiaries. Cash remittance in or out of the PRC are subject to the PRC foreign exchange control regulations pursuant to which PRC government approval is required for the Company to receive funds from or distribute funds outside the PRC.

Cash and cash equivalents as of June 30, 2009 and December 31, 2008 are mainly held by the Company’s VIEs. These cash balances cannot be transferred to the Company by dividend, loan or advance according to existing PRC laws and regulations. However, these cash balances can be utilized by the Company for its normal operations pursuant to the Enterprise Agreements.

Restricted Cash

As of June 30, 2009 and December 31, 2008, the Company was required to maintain a fixed deposit of $53,348 and $40,824, respectively as a condition of borrowing under bank loan agreements.

Accounts Receivable

Accounts receivable, which are unsecured, are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. As of June 30, 2009 and December 31, 2008, a majority of the trade receivable balances were due from governmental agencies which the Company believes are collectible in full and a majority of the accounts receivable related to warranty claims are primarily due from manufacturers. Therefore, management determined no allowance for uncollectible amounts was required.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of accounts receivable from sales of automobiles and investment in sales-type leases. Concentrations of credit risk with respect to accounts receivables are reduced because a large number of diverse customers make up the Company’s customer base, thus spreading the trade credit risk.

Inventories

Inventories are stated at the lower of cost or market. The Company uses the specific identification method to value automobile inventories and the first-in, first-out method (“FIFO”) to account for parts inventories. A reserve of specific inventory units and parts inventories is maintained where the cost exceeds the estimated fair value.

Deposits for Inventories

Deposits for inventories are cash advances made to automobile manufacturers for down payments for automobile purchases.

Investment in Unconsolidated Subsidiaries

Investment in unconsolidated subsidiaries is accounted for under the equity method, under which the amount of the investment is recorded at cost, with adjustments to recognize the Company’s share of the earnings or losses of the unconsolidated subsidiaries from the date of acquisition. The amount recorded in income is adjusted to eliminate intercompany gains and losses, and to amortize, if appropriate, any difference between the Company’s cost and the underlying equity in net assets of the affiliate at the date of investment. The investment amount is also adjusted to reflect the Company's share of changes in the unconsolidated subsidiaries' capital. Dividends received from the unconsolidated subsidiaries reduce the carrying amount of the investment.

Property, Equipment and Leasehold Improvements

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. All depreciation is included in operating expenses on the accompanying consolidated statements of operations. Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset.

The estimated service lives of property, equipment and leasehold improvements are as follows:

Useful life
Land use rights	50 years
Buildings and improvements	20 years
Machinery and equipment	10 years
Furniture and fixtures	5 - 10 years
Company automobiles	3 - 5 years

Expenditures for major additions or improvements that extend the useful lives of assets are capitalized. Minor replacements, maintenance and repairs that do not improve or extend the lives of such assets are expensed as incurred. The Company determined that there was no impairment of property, equipment and improvements as of June 30, 2009 and December 31, 2008.

Goodwill

Goodwill is the excess of cost over the fair value of tangible and identified intangible assets acquired in business acquisitions.

The following is a summary of the changes in the carrying amount of goodwill during the period ended June 30, 2009 and December 31, 2008:

Balance — January 1, 2008	$170
Additions	780
Dispositions	(22)
Foreign currency translation	13
Balance —December 31, 2008 and June 30, 2009 (unaudited)	$941

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets”, goodwill should be tested for impairment annually or more frequently when events or circumstances indicate that impairment may have occurred. The Company completed an impairment test of goodwill as of December 31, 2008. The goodwill test included determining the fair value of the reporting unit and comparing it to the carrying value of the net assets allocated to the reporting unit. The Company determined that there was no impairment of goodwill as of December 31, 2008.

Vendor Program

Incentive arrangements such as volume incentive rebates or other vendor programs are accounted for in accordance with the Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor” and EITF Issue No. 03- 10, “Application of Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers”. Volume incentive rebates are consideration received from the automotive manufacturers when purchases or sell-through targets are attained or exceeded within a specific time period. The amount of rebates earned in any financial reporting period is recorded as an increase of deposits paid. This same amount is recorded as a reduction of inventory cost or a reduction of cost of sales for those items already sold. Volume rebates to date have been determined based on actual negotiated volume discounts. When there is uncertainty regarding the use of these rebates, the amounts are reserved accordingly. For the six months ended June 30, 2009 and 2008, the incentive rebates totaled approximately $13,659 and $5,672, respectively.

Fair Value of Financial Instruments

Financial instruments consist primarily of cash, accounts receivable, lease receivables, accounts payable, floor plans notes payable, notes payable and trade notes payable. The carrying amounts of these items at June 30, 2009 and December 31, 2008 approximated their fair values because of the short maturity of these instruments or existence of variable interest rates, which reflect current market rates.

Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components in the financial statements. For all periods presented, other comprehensive income consisted solely of foreign currency translation adjustments.

Commitments and Contingencies

Liabilities for loss contingencies arising from claim assessments and litigation and other sources are recorded when it is probable that a liability has been incurred and the amount of assessment can be determined. In the opinion of management, after consultation with legal counsel, there are no claims assessments or litigation pending against the Company.

Revenue Recognition

Revenues from sale of new automobiles and commercial vehicles are recognized upon delivery, passage of risk and benefit, and signing of the sales contract. Revenue from the sale of parts, service and collision repair is recognized upon delivery of parts to the customer or at the time automobile service or repair work is completed.

Revenue from financing service is recognized as interest income by using the interest method. Certain origination costs on receivables are deferred and amortized, using the interest method, over the term of the related receivable as a reduction in financing revenue. The interest on receivables is discontinued at the time a receivable is determined to be uncollectible.

The Company also receives commissions from insurance institutions for referring its customers to buy auto insurance. Commission income is recorded when the referral transactions are closed. Value Added Taxes represent amounts collected on behalf of specific regulatory agencies that require remittance by a specified date. These amounts are collected at the time of sales and are detailed on invoices provided to customers. In compliance with the Emerging Issues Task Force consensus on EITF Issue No. 06-03, the Company accounts for value added taxes on a net basis.

Cost of Sales

For new automobile and commercial vehicle sales, cost of sales consists primarily of the Company’s actual purchase price, less manufacturer’s incentives. For the sales of parts and accessories, cost of sales consists primarily of the actual purchase price. For service and body shop operations, technician labor cost is the primary component of cost of sales.

Advertising

The Company expenses advertising costs as incurred, net of certain advertising credits and other discounts. Advertising expenses from continuing operations totaled approximately $413, $422, $825 and $843 for the three months and six months ended June 30, 2009 and 2008, respectively, and are included in selling and marketing expense in the accompanying condensed consolidated statements of income.

Income Taxes

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”), on January 1, 2007. The Company did not have any material unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing FIN 48.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates in the applicable tax jurisdiction expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future years.

Segment Reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information”, established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assessing performance. The Company’s total assets and results of operations have been considered to be comprised of two reportable segments: automotive retailing and commercial vehicles sales/leasing. All of the Company’s sales are generated in the PRC and substantially all of the Company’s assets are located in the PRC.

Earnings Per Share

The Company computes earnings per share (“EPS”) in accordance with SFAS No. 128, “Earnings per Share” and SEC Staff Accounting Bulletin No. 98 (“SAB 98”). SFAS No. 128 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as the income available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

The calculation of earnings per share for the three months and six months ended June 30, 2009 and 2008 reflects the retroactive restatement of the Company’s shareholders’ equity to account for the effect of the reverse merger.

At June 30, 2009, potentially dilutive securities consisted of outstanding warrants and options to acquire an aggregate of 5,072,108 ordinary shares, as follows:

Insider warrants	1,430,000
Public warrants	2,742,108
Underwriters’ unit purchase option	900,000
Total	5,072,108

The Insider warrants and Public warrants are included for the computation of diluted EPS for the three months and six months ended June 30, 2009. However, the Underwriters’ unit purchase option is excluded from the computation since the effect of exercising it is anti-dilutive.

Share-Based Payments

The Company accounts for share-based payments pursuant to SFAS No. 123R, “Share-Based Payment”. SFAS No. 123R requires all share-based payments, including grants of employee stock options to employees, to be recognized in the financial statements based on their fair values. The Company adopted SFAS No. 123R on October 16, 2007 (inception). The Company expects that SFAS No. 123R could have a material impact on the Company’s financial statements to the extent that the Company grants stock-based compensation in future periods. As of June 30, 2009, the Company had not granted any stock options.

Put and Call Agreements

In conjunction with the acquisition of ACG by the Company, effective April 9, 2009, the Company entered into price protective agreements with various investors in the form of puts and calls options (the “Put and Call Agreements”).
Pursuant to the agreements, AutoChina agreed to be obligated to purchase (the “Put Option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “Call Option”) any or all of the shares owned by the shareholder at the option price during the two week period commencing on the six month anniversary of the date of the Put and Call Agreements.

The Put Option provides that the shareholder can require the Company to buy from the shareholder any or all of the shares owned by the shareholder at the option price during the two week period commencing on the six month anniversary of the date of the Put and Call Agreement.  The Call Option provides that the Company can require the shareholder to sell to the Company any or all of the shares owned by the shareholder at the option price until the last date on which the Put Option may be exercised; provided, however, that the Company cannot exercise the Call Option if the market price of the Company’s ordinary shares on the applicable date exceeds the option price.

The Company considered that the Put Option under the Put and Call Agreements causes the related ordinary shares to be considered as “non-permanent” equity, since such shares are mandatorily redeemable equity securities and the redemption of such securities for cash is outside the control of the Company.  It is governed by the guidance contained in SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, and Securities and Exchange Commission Topic D-98, “Classification and Measurement of Redeemable Securities” (“Topic D-98”).

These securities are required to be recorded initially at fair value at the date of issuance and are recorded outside of shareholders’ equity, generally as liabilities.  Accordingly, such amounts are being recorded as a reduction to additional paid-in capital and as a current liability.

Fair value was determined to be the stock price at the close of business on April 8, 2009 of $7.87 per share.  The difference between the initial fair value of $7.87 per share and the cash redemption value (i.e., the amount of the Option strike prices, which ranges from $8.50 per share to $9.05 per share) is being accreted from the date of each respective agreement to the earliest redemption date, using the interest method, and are being charged to operations as interest expense.

The shares subject to the Put Options are excluded from the calculation of basic and diluted earnings per share.

Acquisition-Related Costs

Acquisition-related costs consist principally of legal fees, accounting fees, consulting and advisory fees, and other outside costs that were incurred by the Company that were related to the business combination. As a result of the adoption of SFAS No. 141(R) effective January 1, 2009, as well as the completion of the reverse acquisition transaction completed on April 9, 2009, such costs were charged to operations as incurred. Acquisition-related costs were $287 and $295 during the three months and six months ended June 30, 2009, respectively.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter. As the Company has not become aware of any product liability claim since operations commenced, the Company has not recognized a liability for any product liability claims.

Recently Adopted Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in accordance with generally accepted accounting principles, clarifies the definition of fair value within that framework and expands disclosures about fair value measurements. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, except for the measurement of share-based payments. The Company adopted SFAS No. 157 on January 1, 2008.  However, since the issuance of SFAS No. 157, the FASB has issued several FASB Staff Positions (FSPs) to clarify the application of SFAS No. 157.  In February 2008, the FASB released FSP No. 157-2, “Effective Date of FASB Statement No. 157”, which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarifies the application of SFAS No. 157 in a market that is not active and provides guidance in key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  FSPs apply to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157.  In April 2009, the FASB issued FSP No. 157-4, “Determining the Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which provides additional guidance for estimating fair value in accordance with SFAS No. 157, when the volume and level of activity for the asset or liability have significantly decreased.  FSP No. 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly.  The Company adopted FSP No. 157-4 on June 30, 2009. The adoption of SFAS No. 157 and the related FSPs did not have any impact on the Company’s financial statement presentation or disclosures.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company’s choice to use fair value on its earnings. SFAS No. 159 also requires companies to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107.  The Company adopted SFAS No. 159 on January 1, 2008, but did not elect the fair value option for any financial assets or liabilities. The adoption of SFAS No. 159 did not have any impact on the Company’s condensed consolidated financial statement presentation or disclosures.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, which requires an acquirer to recognize in its financial statements as of the acquisition date (i) the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, measured at their fair values on the acquisition date, and (ii) goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Acquisition-related costs, which are the costs an acquirer incurs to effect a business combination, are to be accounted for as expenses in the periods in which the costs are incurred and the services are received, except that costs to issue debt or equity securities will be recognized in accordance with other applicable GAAP. SFAS No. 141(R) made significant amendments to other Statement of Financial Accounting Standards and other authoritative guidance to provide additional guidance or to conform the guidance in that literature to that provided in SFAS No. 141(R). SFAS No. 141(R) also provided guidance as to what information is to be disclosed to enable users of financial statements to evaluate the nature and financial effects of a business combination. SFAS No. 141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company adopted SFAS No. 141(R) on January 1, 2009. The adoption of SFAS No. 141(R) affected how the Company accounted for the acquisition of ACG.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, which requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. SFAS No. 160 also requires that once a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 amends FASB No. 128 to provide that the calculation of earnings per share amounts in the consolidated financial statements will continue to be based on the amounts attributable to the parent. This statement also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS No. 160 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company adopted SFAS No. 160 on January 1, 2009. The adoption of SFAS No. 160 affected how the Company accounts for its noncontrolling interests.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The objective of SFAS No. 161 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 applies to all derivative financial instruments, including bifurcated derivative instruments (and non-derivative instruments that are designed and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS No. 133) and related hedged items accounted for under SFAS No. 133 and its related interpretations. SFAS No. 161 also amends certain provisions of SFAS No. 133. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company adopted SFAS No. 161 on January 1, 2009. The adoption of SFAS No. 161 did not have any impact on the Company’s condensed consolidated financial statement presentation or disclosures.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”.  SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.  SFAS No. 165 also sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively.  The Company adopted SFAS No. 165 on June 30, 2009.  Accordingly, subsequent events have been evaluated through September 29, 2009.

In June 2008, the FASB ratified EITF Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-05”). EITF 07-05 mandates a two-step process for evaluating whether an equity-linked financial instrument or embedded feature is indexed to the entity’s own stock. Warrants that a company issues that contain a strike price adjustment feature, upon the adoption of EITF 07-05, results in the   instruments no longer being considered indexed to the company’s own stock. Accordingly, adoption of EITF 07-05 will change the current classification (from equity to liability) and the related accounting for such warrants outstanding at that date. EITF 07-05 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted EITF 07-05 on January 1, 2009. The adoption of EITF 07-05 did not have any impact on the Company’s condensed consolidated financial statement presentation or disclosures.

In April 2009, the FASB issued FSP 107-1, “Interim Disclosures about Fair Value of Financial Instruments”, which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP 107-1 also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in summarized financial information at interim reporting. FSP 107-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted FSP 107-1 on June 30, 2009.  The adoption of FSP 107-1 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140”.  SFAS No. 166 removes the concept of a qualifying special-purpose entity from SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125” (“SFAS No. 140”).  SFAS No. 166 eliminates (1) the exceptions for qualifying special-purpose entities from the consolidation guidance and (2) the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets.  SFAS No. 166 also clarifies the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting.  SFAS No. 166 requires that enhanced information be provided to financial statement users to provide greater transparency about transfers of financial assets and a transferor’s continuing involvement, if any, with transferred financial assets, and enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets.  SFAS No. 166 also clarifies and improves certain provisions in SFAS No. 140 that have resulted in inconsistencies in the application of the principles on which SFAS No. 140 is based.  SFAS No. 166 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.  Earlier application is prohibited.  The Company expects to adopt SFAS No 166 on January 1, 2010.  The Company has not determined the impact, if any, on the Company’s consolidated financial statement presentation or disclosures.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”.  SFAS No. 167 amends certain requirements of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“Interpretation No. 46(R)”).  SFAS No. 167 retains the scope of Interpretation No. 46(R) with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140”.  SFAS No. 167 amends Interpretation No. 46(R) to replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity.  SFAS No. 167 requires an additional reconsideration event when determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that the holders of the equity instrument at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity’s economic performance.  SFAS No. 167 also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity.  SFAS No. 167 amends Interpretation No. 46(R) to require additional disclosures about an enterprise’s involvement in variable interest entities.  SFAS No. 167 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009.  Earlier adoption is prohibited.  The Company expects to adopt SFAS No. 167 on January 1, 2010.  The Company has not determined the impact, if any, on the Company’s consolidated financial statement presentation or disclosures.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”.  SFAS No.168 establishes the “FASB Accounting Standards Codification” (“Codification”), which will become the source of authoritative generally accepted accounting principles (“GAAP”) to be recognized by the FASB and to be applied by nongovernmental entities.  Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-SEC accounting literature which is not grandfathered or not included in the Codification will no longer be authoritative. Once the Codification is in effect, all of its content will carry the same level of authority.  SFAS No. 168 is effective for financial statements issued for interim or annual reporting periods ending after September 15, 2009.  The Company expects to adopt SFAS No. 168 on September 30, 2009.

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE 3 - INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

The Company’s investments in the following entities are accounted for on the equity method:

	Percentage owned at
	June 30,	December 31,
	2009	2008
	(unaudited)

Hebei Junda Auto Sales & Service Co., Ltd	<A>	<A>
Tian Mei Insurance Agency Co., Ltd	<B>	<B>
Cangzhou Hengyuan Auto Sales & Service Co., Ltd	30%	30%

<A>	The investment in the company was disposed in June 2008 for a sales price of $432.

<B>
During the periods presented, the Company acquired a majority equity interest in this entity and the incremental acquired ownership has been accounted for using the purchase method of accounting. A summary of acquisitions is listed in Note 4.

All of these operations, except Tian Mei Insurance Agency Co., Ltd., which is an insurance agency, are engaged in the sale and servicing of automobiles. The Company’s investment in unconsolidated subsidiaries accounted for under the equity method and cost method amounted to $266 and $229 as of June 30, 2009 (unaudited) and December 31, 2008, respectively.

NOTE 4 - BUSINESS ACQUISITIONS

During the six months ended June 30, 2009, the Company did not conduct any business acquisitions. It paid cash of approximately $2,992 during the year ended December 31, 2008 to acquire various automotive retail franchises and related assets.  The following is a summary of entities acquired and the respective equity interests acquired during the periods presented:

	Total % of Equity	Six Months ended June 30, 2009		Year ended December 31, 2008		Total % of
	Interest as of June 30, 2009	% of Equity Acquired (Disposed)	Acquisition Price	% of Equity Acquired	Acquisition Price	Equity Interest Prior 2008

Entities
Baoding Tianhua Auto Trade Co., Ltd	100%	-	$-	-	$-	100%
Hebei Meifeng Auto Sales and Service Co., Ltd	100%	-	-	-	-	100%
Hebei Shenkang Auto Trade Co., Ltd	100%	-	-	-	-	100%
Yuhua Fengtian Auto Sales and Service Co., Ltd	70%	(30)%	-	-	-	100%
Hebei Shengmei Auto Trade Co., Ltd	96%	-	-	-	-	96%
Hebei Shenwen Auto Trade Co., Ltd	95%	-	-	-	-	95%
Guangdehang Auto Trade Co., Ltd	<A>	-	-	-	-	88%
Hebei Liantuo Auto Trade Co., Ltd	90%	-	-	10%	834	80%
Xinghua Fengtian Auto Trade Co., Ltd	<B>	-	-	-	-	79%
Cangzhou Yicang Auto Sales and Service Co., Ltd	55%	-	-	-	-	55%
Hebei Junda Auto Trade Co., Ltd	50%	-	-	-	-	50%
Tian Mei Insurance Agency Co., Ltd	100%	-	-	51%	37	49%
Hebei Yitong Auto Trade Co., Ltd	60%	-	-	55%	1,975	5%
Hebei Shengjie Auto Trade Co., Ltd	   	-	-	-	-	100%
Baoding Tianhong Auto Sales & Service Co., Ltd	<D>	-	-	-	-	20%
Shijiazhuang Yiyuan Sales & Service Co., Ltd	<D>	-	-	-	-	25%
Baoding Tianfu Sales & Service Co., Ltd	<D>	-	-	-	-	35%
Hebei Shengda Auto Trading Co., Ltd	80%	-	-	10%	146	70%
Total			$-		$2,992

<A>	All of the acquired equity interest was disposed in March 2008 for an aggregate sales price of $1,267; and the transactions were classified as discontinued operations (see Note 5)

<B>	12% of equity interest was disposed in 2007 for a total consideration of $140.

   	All of the acquired equity interest was disposed in November 2007 for an aggregate sales price of $1,314; and the transactions were classified as discontinued operations.

<D>	All of the acquired equity interest was disposed and the gain (loss) on disposal was recorded as other income (loss) in the consolidated statement of income.

The acquisitions were made to increase the asset portfolio to meet growing market demand. They were accounted for using the purchase method of accounting in the periods when the Company acquired a majority of the voting rights (i.e., over 50% of the equity interest) of the entities whereby the total purchase price was allocated to tangible and intangible assets acquired based on estimated fair market values, with the remainder classified as goodwill. Net tangible assets were valued at their respective fair values. Acquisitions of less than 50% and more than 20% equity interest are accounted for using the equity method (Note 3). The cost method is used for an equity interest of less than 20%.

NOTE 5 - DISCONTINUED OPERATIONS

On March 27, 2008, an 88% interest in Guangdehang Auto Trade Co., Ltd. was sold to an unrelated entity for an aggregate sales price of approximately $1,267. On December 10, 2008, a 100% interest of Tangshan Boan Auto Trade Co., Ltd. was sold to an unrelated entity for an aggregate sales price of approximately $720. Generally, the sale of an automobile dealership is completed within 60 to 90 days after the date a sales agreement is executed. The operations of the disposed automotive dealers has been segregated and reported as discontinued operations for all the periods presented in the Company’s consolidated statement of income presented herein .The results of discontinued operations are as follows:

	Six months ended June 30,
	2009	2008
	(unaudited)	(unaudited)

Revenues	$-	$3,423
Income (loss) from discontinued operations, net of tax	-	(151)
Gain on disposal of discontinued operations	-	52

The assets and liabilities of these businesses have been classified as discontinued operations in the condensed consolidated balance sheets presented herein.  The assets and liabilities associated with discontinued operations were prior to June 30, 2009 (unaudited) and December 31, 2008.

NOTE 6 - ACCOUNTS RECEIVABLE

A summary of accounts receivable is as follows:

	June 30,	December 31,
	2009	2008
	(unaudited)

Trade accounts receivable from sales of automobiles	$3,238	$4,014
Contracts-in-transit	-	43
Warranty receivable	-	215

Total	$3,238	$4,272

Contracts-in-transit represent receivables from unrelated finance companies for the portion of the automobiles purchase price financed by customers. These contracts-in-transit are normally collected within the first week following the sale of the related automobiles but not usually longer than 30 days.

The Company performs warranty service work for automobiles sold under a limited warranty provided by manufacturers. The cost of warranty work is reimbursed by the applicable manufacturer at retail consumer rates.

NOTE 7 - INVENTORIES

A summary of inventories is as follows:
	June 30,	December 31,
	2009	2008
	(unaudited)

New automobiles	$29,604	$31,068
Commercial vehicles	245	1,232
Parts and accessories	3,368	4,839
Others	1,815	324

Total	$35,032	$37,463

NOTE 8 - PREPAID EXPENSES AND OTHER CURRENT ASSETS

A summary of prepaid expenses and other current assets is as follows:
	June 30,	December 31,
	2009	2008
	(unaudited)

Short term advances	$1,531	$525
Temporary advances to staff	248	126
Bid bonds and deposit for new dealership	62	1,259
Prepaid rental for land	574	387
Prepaid other taxes	1,300	2,522
Other	1,240	655

Total	$4,955	$5,474

Short-term advances are advances made to third parties. They are interests-free, unsecured and repayable on demand.

NOTE 9 - NET INVESTMENT IN SALES-TYPE LEASES

The following lists the components of the net investment in sales-type leases:
	June 30,	December 31,
	2009	2008
	(unaudited)

Minimum lease payments receivable	$82,065	$26,409
Less: unearned interest income	(9,428)	(3,050)

Net investment in sales-type leases	72,637	23,359
Less: Current maturities of net investment in
sales-type leases	(43,907)	(14,867)

Net investment in sales-type leases, net
of current maturities	$28,730	$8,492

Net investment in sales-type leases arises from the sales of commercial vehicles, under which the Company has entered into monthly installment arrangements with the customers for approximately 2 years. The legal titles of the commercial vehicles are not transferred to the customer until the outstanding lease payments are fully settled. The operations of this business commenced in March 2008.   The aggregate effective interest rate on sales-type leases is approximately 15.6% per annum.

At June 30, 2009, future minimum lease payments are as follows:

Year Ending December 31,
2009 (six months)	$19,636
2010	37,514
2011	15,487
Total	$72,637

NOTE 10 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

A summary of property, equipment and leasehold improvements is as follows:
	June 30,	December 31,
	2009	2008
	(unaudited)

Land use rights	$3,088	$2,554
Buildings and leasehold improvements	15,579	13,927
Furniture and fixtures	3,376	3,123
Machinery and equipment	4,543	4,448
Company automobiles	7,811	7,579
Construction-in-progress	-	16
Total	34,397	31,647

Less: accumulated depreciation and amortization	5,856	4,740
Property, equipment and leasehold
improvements, net	$28,541	$26,907

Depreciation and amortization expense was approximately $847, $685, $1,842 and $1,355 for the three months and six months ended June 30, 2009 and 2008, respectively. Construction-in-progress represented the cost of construction work of automotive dealerships which had not yet been completed as of the last day of each reporting period. No depreciation expense is recorded for the construction-in-progress until the assets are placed in service.

NOTE 11 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:
	June 30,	December 31,
	2009	2008
	(unaudited)

Short-term advances	$2,647	$529
Deposits received	1,417	1,430
Amounts due to construction-in-progress contractors	51	368
Accrued expenses	529	186
Salary payable	502	311
Dividend payable	212	292
Other current liabilities	3,509	2,073

Total	$8,867	$5,189

Dividend payable represents the amount due to the minority shareholders of the Company’s VIEs, which is non-interest bearing, unsecured and will be paid in 2009. Deposits received represented security deposits received from staff, retention fee for constructors and customer deposits. Other current liabilities mainly include payables to office equipment suppliers.

NOTE 12 - FLOOR PLAN NOTES PAYABLE

The Company entered into committed facility lines with several financial institutions affiliated with automobile manufacturers to finance substantially all new automobile inventory purchases. As of June 30, 2009 and December 31, 2008, the committed facility lines provided for a maximum borrowing capacity of up to approximately $18,154 and $23,630, respectively, for purchases of new automobiles from the automobile manufacturers. These committed facility lines usually have a term of one year with options of extension.

The Company also has financing under floor plan arrangements for a term in a range of 180 days to one year with various lenders not affiliated with manufacturers.

Both of the committed facility lines and floor plan arrangements are collateralized by the inventory purchased and/or guaranteed by certain assets owned by affiliates and are required to be repaid upon the sale of the automobiles that have been financed when the sale proceeds are collected by the Company. Interest rates under the committed facility lines and the floor plan arrangements are charged at the bank’s prime rate and payable on a monthly basis. The floor plan borrowings bear interest at rates in the range of 6.64% to 9.36% as of June 30, 2009. However, certain floor plan notes payable-manufacturer affiliated were interest free in the event the note is repaid in 60-90 days.

The Company considers committed facility lines to a party that is affiliated with auto manufacturers from which the Company purchased new automobile inventory to be “Floor plan notes payable-manufacturer affiliated” and all other floor plan notes payable to be “Floor plan notes payable - non-manufacturer affiliated”.

NOTE 13 - NOTES PAYABLE

Notes payable represent loans from financial institutions that were used for working capital and capital expenditures purposes. The notes bear interest at rates in the range of 6.64% to 7.97% as of June 30, 2009 and have a term within one year.

	June 30,	December 31,
	2009	2008
	(unaudited)

Note payable - bank	$21,082	$3,628
Note payable - manufacturer affiliated	732	293

Total	$21,814	$3,921

NOTE 14 - NOTE PAYABLE TO EARLYBIRD CAPITAL

In conjunction with the closing of the Business Combination, the Company was obligated to pay EarlyBird Capital, Inc. deferred underwriting fees of $1,449, which had been previously accrued, and an additional investment advisory fee of $180, which was charged to operations at closing, for an aggregate amount of $1,629. The Company paid $1,200 of such fees in cash at closing, and issued a short-term promissory note for the remaining $429. The promissory note is non-interest bearing and due on October 9, 2009. In connection with the promissory note, the Company entered into an escrow agreement, dated April 9, 2009, with the shareholders, Honest Best Int’l Limited, the sole shareholder of ACG prior to the Business Combination, and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent will hold 446,250 ordinary shares of the Company issued to Honest Best Int’l Ltd. in connection with the Business Combination, to secure payment of the promissory note.  The note was paid in full during August 2009.

NOTE 15 - TRADE NOTES PAYABLE

Trade notes payable are presented to certain automotive manufacturers of the Company as a payment against the outstanding trade payables. These notes payable are bank guarantee promissory notes which are non-interest bearing and generally mature within six months. The outstanding bank guarantee promissory notes are secured by restricted cash deposited in banks and automobile inventories.

NOTE 16 - SALE OF INVESTMENT IN AUTOMOTIVE DEALERS

During 2008 and the six months ended June 30, 2009, the Company sold investments in certain non-consolidated subsidiaries. The results of operations of the non-consolidated subsidiaries have been included in the consolidated financial statements through the date of disposal. The following table summarizes the investment in the non-consolidated subsidiaries as of the date of sale and the gain on disposal:

Hebei Junda Auto Trading Co., Ltd
Disposal Date	June 2008

Current assets	$1,613
Property, equipment and improvement, net	671
Total assets	2,284

Total liabilities	1,518

Net assets	766

% of equity interest disposed	50%
Investment in entities	378
Consideration	430

Gain on sales	$52

NOTE 17 - INCOME TAXES

Cayman Islands:  Under the current tax laws of the Cayman Islands, the Company and its subsidiaries are not subject to tax on their income or capital gains.

Hong Kong:  The Company’s subsidiary in Hong Kong did not have assessable profits that were derived from Hong Kong during the three months and six months ended June 30, 2009 and 2008. Therefore, no Hong Kong profit tax has been provided for in the periods presented.

China:  Effective January 1, 2008, the National People’s Congress of China enacted a new PRC Enterprise Income Tax Law, under which foreign invested enterprises and domestic companies would be subject to enterprise income tax at a uniform rate of 25%.

The income tax provision (benefit) in the consolidated statements of income is as follows:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Current	$1,529	$427	$1,971	$1,221
Deferred	326	(166)	568	(156)

Total	$1,855	$261	$2,539	$1,065

The tax effects of temporary differences representing deferred income tax assets (liabilities) result principally from the following:

	June 30,	December 31,
	2009	2008
	(unaudited)
Current
Deferred income tax assets:
Deferred expenses	$66	$86
Tax loss carry forward	2,000	934

Total deferred income tax assets - current	$2,066	$1,020

	June 30,	December 31,
	2009	2008
	(unaudited)
Non-current
Deferred income tax assets:
Depreciation	$230	$230
Appraisal of assets acquired	109	112
Total deferred income tax assets – non-current	339	342

Deferred income tax liabilities:
Appraisal of assets acquired	255	273
Deferred income	1,057	474
Total deferred income tax liabilities – non-current	1,312	747

Net deferred income tax (liabilities)
assets – non-current	$(973)	$(405)

At June 30, 2009, the Company had $5,015 of taxable loss carry forwards that expire through December 31, 2013.

The difference between the effective income tax rate and the expected statutory rate was as follows:

	Six months ended June 30,
	2009	2008
	(unaudited)	(unaudited)

Statutory rate	25.0%	25.0%
Non-taxable income	(2.3)	(4.3)
Tax effect of tax losses recognized (utilized)	11.7	3.1
Tax effect of unrecognized temporary differences	(6.5)	(2.1)

Effective tax rate	27.9%	21.7%

On January 1, 2007, the Company adopted the provisions of FIN 48. FIN 48 requires companies to determine whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements.

Management has performed an analysis of its tax positions, in accordance with FIN 48, and has determined that the Company has no material uncertain tax positions that are more-likely than-not of being sustained for the full amount claimed, or to be claimed, on its applicable tax returns for the periods present.

NOTE 18 – ORDINARY SHARES AND PREFERRED SHARES

The Company is authorized to issue 50,000,000 ordinary shares with a par value $0.001 per share.

The Company is authorized to issue 1,000,000 shares of preferred stock with a par value $0.001 per share, with such designations, voting and other rights and preferences, as may be determined from time to time by the Company’s board of directors. As of June 30, 2009, the Company had not issue any preferred shares.

NOTE 19 – PRIVATE PLACEMENT AND INITIAL PUBLIC OFFERING

On October 16, 2007, the Company’s Initial Stockholders subscribed to 1,293,750 shares of ordinary share for a total of $25,000.

On February 27, 2008, the Company completed a private placement of 1,430,000 warrants (the “Private Placement Warrants”) to James Cheng-Jee Sha, AutoChina’s former Chief Executive Officer and Chairman and current director, Diana Chia-Huei Liu, AutoChina’s former President and current director, William Tsu-Cheng Yu, AutoChina’s former Chief Financial Officer and director, Jimmy (Jim) Yee-Ming Wu, AutoChina’s former Chief Operating Officer and Director and Gary Han Ming Chang, AutoChina’s former Special Advisor, collectively referred to as the founding shareholders, as a result of which AutoChina received net proceeds of $1,430.

On March 4, 2008, the Company consummated its initial public offering of 4,500,000 units. On March 13, 2008, the underwriters of AutoChina’s initial public offering exercised their over-allotment option in full, for a total of an additional 675,000 units (over and above the 4,500,000 units sold in the initial public offering) for an aggregate offering of 5,175,000 units. Each unit in the offering consisted of one ordinary share and one redeemable ordinary share purchase warrant. Each warrant entitles the holder to purchase from AutoChina one ordinary share in AutoChina at an exercise price of $5.00. AutoChina’s ordinary shares and warrants started trading separately as of March 28, 2008.

NOTE 20 – ACQUISITION OF AUTOCHINA GROUP INC.

On April 9, 2009, pursuant to the terms of the Share Exchange Agreement entered between the Company and the Sellers, the Company acquired all of the outstanding securities of ACG, resulting in AutoChina becoming a wholly-owned subsidiary of the Company.

Pursuant to the Share Exchange Agreement, at the closing of the Business Combination, the Company issued 8,606,250 ordinary shares in the Company in upfront consideration, of which 10% was held back and placed in escrow. The release of 50% of the holdback consideration is conditioned on the combined company exceeding $22.5 million EBITDA and 30% EBITDA Growth (each as defined in the Share Exchange Agreement) for the 2009 fiscal year, and the remaining 50% of the holdback consideration will be released on the later of 20 days following delivery of the 2009 audited financial statements for the combined company and one year from the date of the closing of the transactions contemplated in the Share Exchange Agreement, in each case less any damages claimed pursuant to the indemnification provisions of the Share Exchange Agreement at the time of such release. In addition, pursuant to an earn-out provision in the Share Exchange Agreement, the Company agreed to issue to AutoChina’s prior shareholder between 5% and 20% of the number of ordinary shares of the Company outstanding as of December 31 of the fiscal year immediately prior to such earn-out issuance for achieving a minimum EBITDA and certain Targeted EBITDA Growth (each as defined in the Share Exchange Agreement) in each of the next five years, through the year ended December 31, 2013.

As used in the Share Exchange Agreement, the terms EBITDA, EBITDA Growth and Targeted EBITDA Growth have the following meanings:

• “EBITDA” means earnings before interest, taxes, depreciation, amortization and any adjustment for minority interests. on a consolidated basis calculated based on the audited financial statements in accordance with US GAAP for any twelve (12) month period ended December 31, but for the purposes of the Share Exchange Agreement excluding from any such calculation of EBITDA, any EBITDA (a) generated by the operations of any entities acquired by or merged with AutoChina following the closing or from one-time gains or one-time losses, including, but not limited to, one-time gains or losses from the divestiture of any assets or entities and (b) any impacts on such financial statements as a result of any change of US GAAP occurring after the date such final statements were prepared. For purposes of the Share Exchange Agreement, EBITDA for FY2009 shall exclude the losses of AutoChina in FY2009 incurred prior to the closing and shall be calculated on the assumption that the ACG companies became subsidiaries of AutoChina as of January 1, 2009.

• “EBITDA Growth” means year-over-year EBITDA growth.

• “Targeted EBITDA Growth” means EBITDA Growth of the percentages set forth in the schedule set forth below.

Earn-Out Consideration Percentage is equivalent to the percentage set forth below for each of the respective thresholds for each of the applicable fiscal years ended December 31. Notwithstanding the foregoing, such Earn-Out Consideration Percentage is only applicable in the event that AutoChina achieves EBITDA of at least the amount set forth in parenthesis immediately following each of the applicable fiscal years ended December 31 set forth below. For purposes of this schedule, “G” means Targeted EBITDA Growth.

Fiscal Year ending December 31	G> 30%	G> 40%	G> 50%	G> 60%	G> 70%	G> 80%	G> 90%

2009 ($22,500)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2010 ($29,250)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2011 ($38,030)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2012 ($49,440)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%
2013 ($64,270)	5.0%	7.5%	10.0%	12.5%	15.0%	17.5%	20.0%

In connection with the approval of the Business Combination at the April 8, 2009 Extraordinary General Meeting of Shareholders of the Company, the Company’s shareholders also approved (i) the election of three (3) directors to the Board of Directors of the Company, each to serve until his or her term has expired and until his or her successor is duly elected and qualified; (ii) the adoption of the AutoChina International Limited 2009 Equity Incentive Plan, which provides for the grant of the right to purchase up to 1,675,000 ordinary shares of the Company, representing up to approximately 10% of the Company’s share capital upon the completion of the acquisition, plus the shares issuable pursuant to the incentive plan, to directors, officers, employees and/or consultants of the Company and its subsidiaries; (iii) an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to change the Company’s corporate name to AutoChina International Limited; and (iv) an amendment to the Company’s Amended and Restated Memorandum and Articles of Association to remove certain provisions containing procedures and approvals applicable to the Company prior to the consummation of a business combination that will no longer be operative upon consummation of the acquisition.

In connection with the acquisition, as of April 9, 2009, after the closing of the acquisition, AutoChina closed on its previously announced agreements to purchase 3,053,910 ordinary shares from fourteen shareholders for an aggregate of $24,218. The agreements provided that the shareholder would sell the applicable shares to AutoChina after the business combination was consummated, but that the shareholder would either vote to approve the Business Combination or grant AutoChina a proxy to vote to approve the business combination. Such shares were voted in favor of the acquisition and other related proposals either by the shareholders or by the officers of AutoChina through proxies provided in the applicable agreements. AutoChina entered into these agreements with certain of its stockholders in order to insure that the transaction was consummated. Such transactions were privately negotiated between AutoChina and the individual stockholder.

Also in connection with the acquisition, on April 7, 2009, AutoChina entered into certain Put and Call Agreements with four of its shareholders. Pursuant to such agreements, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”) to AutoChina, an aggregate of 156,990 ordinary shares at an exercise price of $9.05 per ordinary share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. The put options are exercisable during the two week period commencing on October 9, 2009. The call options are exercisable until October 9, 2009, subject to certain limitations. In connection with these agreements, AutoChina entered into an Escrow Agreement, dated April 7, 2009, with the shareholders, Honest Best Int’l Ltd., the sole shareholder of ACG prior to the acquisition, and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent will hold 7,745,625 ordinary shares of AutoChina issued to Honest Best Int’l Ltd. in connection with acquisition, together with $377 in cash provided by AutoChina, to secure payment of the exercise price by AutoChina.

On April 7, 2009, AutoChina entered into certain Put and Call Agreements with four of its shareholders. Pursuant to the agreements, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”) to AutoChina, an aggregate of 299,000 ordinary shares at an exercise price of $8.50 per share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. The put options are exercisable during the two week period commencing on October 9, 2009. The call options are exercisable until October 9, 2009, subject to certain limitations.

On April 8, 2009, AutoChina entered into a Put and Call Agreement with two of its shareholders. Simultaneously with the execution of the agreement, the shareholders purchased an aggregate of 548,800 ordinary shares of AutoChina at a purchase price of $7.865 per ordinary share. Pursuant to the agreement, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”), an aggregate of 548,800 ordinary shares at an exercise price of $8.40 per share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. AutoChina also paid the shareholders an aggregate of $58 in connection with the agreement. The put options are exercisable during the two week period commencing on October 9, 2009. The call options are exercisable until October 9, 2009, subject to certain limitations. In connection with the agreements, AutoChina entered into an Escrow Agreement, dated April 8, 2009 with the shareholders, ACG and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent will hold $4,610 in cash provided by AutoChina to secure payment of the exercise price by AutoChina.

A summary of the Put and Call Agreements is presented below.

Commitment Description	Per Share Amount	Number of Shares	Total Commitment	Funded Commitment	Unfunded Commitment

Fully funded commitment	$8.40	548,800	$4,610	$4,610	$—
Unfunded commitment	$8.50	299,000	2,541	-	2,541
Partially funded commitment	$9.05	156,990	1,421	377	1,044
Total commitment		1,004,790	8,572	$4,987	$3,585
Less market value of shares on commitment dates (April 7-8, 2009)	$7.87		7,908
Accretion to be recorded over the life of the commitment as a charge to operations			$664

As of April 9, 2009, exclusive of the aforementioned Put and Call Agreements, the Company had agreed to purchase 3,053,910 ordinary shares of the Company, after the closing of the transaction with ACG, for an aggregate of $24,218, which agreements were completed after the closing of the Business Combination. Such shares were voted in favor of the Business Combination.

Accordingly, as a result of these transactions, the holders of less than 40% of the ordinary shares issued in the Company’s initial public offering elected to convert such shares into a pro rata portion of the trust account. Pursuant to redemption rights granted to stockholders who owned common stock issued in the Company’s initial public offering, 1,040,934 shares were redeemed. The Company utilized funds totaling $8,182 held in the trust account established in connection with its initial public offering to consummate the redemptions.

In conjunction with the Business Combination, during April 2009, pursuant to the terms of the Company’s initial public offering, certain founding shareholders of the Company delivered an aggregate of 263,436 shares to the Company for cancellation. No consideration was paid for such cancellation.

From March 16, 2009 through April 6, 2009, AutoChina purchased 1,522,892 warrants for the purchase of ordinary shares of the Company for an aggregate cash consideration of $578. An additional 40,000 warrants were purchased on April 13, 2009 for $29.

On April 22, 2009, the Company announced that the Company’s Board of Directors had authorized a warrant repurchase program. Pursuant to the authorization of the Board of Directors, the Company may repurchase any number of ordinary share purchase warrants (the exercise price of which is $5.00 per ordinary share) on the open market or in negotiated transactions at a price per warrant of no more than $1.00 per warrant. The timing and the amount of any repurchases will be determined by the Company’s management based on its evaluation of market conditions and other factors. Under the repurchase program, there is no time limit for the warrant repurchases, nor is there a minimum number of warrants that the Company intends to repurchase. The repurchase program may be suspended or discontinued at any time without prior notice. From April 22, 2009 through May 15, 2009, the Company had repurchased a total of 870,000 warrants for an aggregate cash consideration of $420.

On March 10, 2009, Smart Success Investment Limited (“Smart Success”), a company affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li, made a short-term advance of $600 to the Company to fund the open-market purchases of the Company’s outstanding warrants.  The Company repaid the $600 advance to Smart Success on August 25, 2009.

In conjunction with the Business Combination, the Company and ACG entered into agreements reflecting immediate or short-term cash commitments as summarized below, which were in excess of the amount in the Company’s trust account at December 31, 2008 ($40,855) and at the closing of the Business Combination. In order to ensure that the Business Combination was approved by the shareholders, the Company, ACG and their respective affiliates entered into various transactions to purchase or facilitate the purchase of ordinary shares of the Company from shareholders who had indicated their intention to vote against the Business Combination and seek redemption of their shares for cash, including price protective agreements with various investors in the form of puts and calls.

Purchase of shares	$24,218
Payment of deferred underwriting and advisory fees -
Cash	1,200
Short-term note payable	429
Short-term put and call agreements -
Fully funded	4,987
Partially funded	1,044
Unfunded	2,541
Redemption of shares	8,182
Repurchase of warrants	1,026
Legal fees and other	410
Total	$44,037

On August 17 and September 2, 2009, the Company entered into various agreements with certain holders of the Put and Call Agreements and third party transferees (the “Transferees”), pursuant to which the Company agreed to assign and transfer the call options to sell 705,790 ordinary shares to the Transferees.  Subsequently, the Company released part of the commitment on the call option under the Put and Call Agreements.  As a result, during August and September of 2009, a total of $4,986,696 of restricted cash held in escrow was released to the Company.

NOTE 21 - DIVIDEND PAYMENT RESTRICTIONS

Substantially all of the Company’s retained earnings as well as net assets are attributable to its VIEs. Pursuant to the relevant accounting principles and financial regulations applicable to companies established in the PRC, a certain percentage of the after-tax net income is restricted and required to be allocated to a general statutory reserve until the balance of the fund has reached 50% of the Company’s registered capital. The statutory reserve fund can be used to increase the registered capital and eliminate future losses of companies, but it cannot be distributed to shareholders except in the event of a solvent liquidation of the companies.

NOTE 22 – COMMITMENTS

Dealership Agreements:  The Company operates dealerships under franchise agreements with a number of automotive manufacturers. These agreements are non-exclusive agreements that allow the Company to stock, sell and service cars, equipment and products of the automotive manufacturers in the Company’s defined market. The agreements allow the Company to use the manufacturers’ names, trade symbols and intellectual property. The manufacturers have the right to approve the changes of ownership of the dealers and the agreements expire as follows:

Distributor	Expiration Date	Percentage of sales for the
		Six months ended June 30,
		2009	2008

Audi	2009	23.4%	25.5%
Toyota	2009	14.4%	17.5%
Beijing Hyundia	2009 - Indefinite	23.0%	17.1%
Buick	2009 - 2010	11.3%	*
BMW	2009	*	*
Ford	2010 - Indefinite	*	*
Chevrolet	2009	*	*
MAZDA	2009	-	*
ROEWE	2010	*	-
ISUZU	Indefinite	*	*
Cadillac	2009	*	-
Peugeot	2009	*	-

* represented less than 10% of sales generated for the periods

Capital Commitments:  From time to time, the Company engages in construction contracts to add new and expanded dealership capacity which typically involve a significant capital commitment. Future minimum payments under the construction contracts as of June 30, 2009 are $9.

Lease Commitments:  The Company leases certain facilities under long-term, non-cancelable leases and month-to- month leases. These leases are accounted for as operating leases. Rent expense amounted to $372, $337, $743 and $674 for the three months and six months ended 2009 and 2008, respectively.

Future minimum payments under long-term, non-cancelable leases as of June 30, 2009, are as follows:

Years Ending December 31,	Future Minimum Payments

2009 (six months)	$719
2010	1,357
2011	1,204
2012	1,087
2013	1,051
2014 and later	14,437

Total	$19,855

NOTE 23 - SEGMENT REPORTING

The Company measures segment profit (loss) as operating profit (loss) less depreciation and amortization.  The reportable segments are components of the Company which offer different products or services and are separately managed, with separate financial information available that is separately evaluated regularly by the chief financial officer in determining the performance of the business.

Information regarding the two operating segments is presented in the following tables:

Six months ended June 30, 2009 (unaudited)

	Dealership	Commercial vehicle	Corporate	Total

Revenue	$249,351	$73,874	$-	$323,225
Interest income	207	5	7	219
Interest expense	1,144	428	-	1,572
Depreciation and amortization	1,558	284	-	1,842
Total profit (loss) from reportable segments	4,647	2,862	(994)	6,515
Equity in earnings (loss) of unconsolidated subsidiaries	37	-	-	37
Non-controlling interest	(1,059)	-	-	(1,059)

Income after income taxes				5,493

Six months ended June 30, 2008 (unaudited)

	Dealership	Commercial vehicle	Corporate	Total

Revenue	$195,209	$22,196	$-	$217,405
Interest income	218	8	2	228
Interest expense	1,271	5	39	1,315
Depreciation and amortization	1,233	122	-	1,355
Total profit (loss) from reportable segments	2,829	923	(51)	3,701
Equity in earnings (loss) of unconsolidated subsidiaries	(17)	-	-	(17)
Non-controlling interest	(617)	-	-	(617)

Income after income taxes				3,067

NOTE 24 - RELATED PARTY BALANCES AND TRANSACTIONS

During the periods presented, the Company paid certain operating expenses on behalf of a company which was formerly controlled by the Company. The Company has advanced these funds to each of this company on a non-interest bearing and unsecured basis.  Such advance is due on demand by the Company.

The outstanding amounts due from related parties as of June 30, 2009 and December 31, 2008 were as follows:

		June 30,	December 31,
	Note	2009	2008
		(unaudited)

Due from unconsolidated subsidiary:
Cangzhou Hengyuan Auto Trading Co., Ltd	(1)	$220	$529

Note:

(1)  Entity formerly owned by the Company.

During the periods presented, the Company has borrowed from various companies affiliated with the Company’s Chairman and CEO, Mr. Yong Hui Li (“Mr. Li”), and companies which are formerly controlled by ACG’s ultimate shareholder prior to the Company’s acquisition of ACG, Ms. Yan Wang (Mr. Yong Hui Li’s wife). Each of these loans was entered into to satisfy the Company’s short-term capital needs and is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The outstanding amounts due to related parties as of June 30, 2009 and December 31, 2008 were as follows:

Due to affiliates:
		June 30,	December 31,
		2009	2008
	Notes	(unaudited)

Mr. Li	(2)	$5,226	$5,125
Hebei Kaiyuan Real Estate Co., Ltd	(3)	4,766	769
Smart Success	(3)	600	-

Total		$10,592	$5,894

Notes:

(2)	The Company’s Chairman and CEO, and the ultimate shareholder of Hebei Kaiyuan Real Estate Co., Ltd.

(3)	Entity controlled by ACG’s ultimate shareholder prior to the Business Combination of ACG, Ms. Yan Wang.

During the periods presented, the Company has obtained a short-term trade financing for purchase of commercial vehicles from Beiguo Commercial Building Limited (“Beiguo”), a company affiliated with Mr. Li. The Company pays a financing charge of approximately 4% per annum in excess of the cost to Beiguo for the funds obtained due to this financing arrangement, in part, because the financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days. The outstanding amounts due to related parties as of June 30, 2009 and December 31, 2008 were as follows:

		June 30,	December 31,
		2009	2008
	Note	(unaudited)

Accounts payable, related party:

Beiguo	(4)	$27,761	$2,272

Note:

(4)	Entity in which Mr. Li is the indirect beneficial owner of approximately 15.28%.

During the periods presented, the Company has obtained the customer deposits for sales of commercial vehicles from a company affiliated with Mr. Li, and is non-interest bearing. In addition, the payable balances of each loan are unsecured and due on demand by the lender. The outstanding amounts due to related parties as of June 30, 2009 and December 31, 2008 were as follows:
		June 30,	December 31,
		2009	2008
	Note	(unaudited)

Customer deposit, related party:

Beiguo	(4)	$14,696	$16,095

Note:

(4)	Entity in which Mr. Li is the indirect beneficial owner of approximately 15.28%.

During the periods presented, the Company sold and purchased automobiles and spare parts to and from affiliates. The details of the related party transactions were as follows:

	Notes	Six months Ended June 30,
		2009	2008
		(unaudited)	(unaudited)

Related Parties Transactions

Shijiazhuang Zhicheng Property Management Co., Ltd	(1) (a)	$-	$2,727
Hebei Kaiyuan Real Estate Co., Ltd	(1) (a)	1,464	-
Hebei Kaiyuan Real Estate Co., Ltd	(1) (e)	1	-
Hebei Kaiyuan Real Estate Co., Ltd	(1) (g)	-	1,069
Kinbow Capital & Holding Group Co., Ltd	(1) (b)	-	368
Beijing Qianbo Auto Trading Co., Ltd	(1) (b)	-	197
Beijing Qianbo Auto Trading Co., Ltd	(1) (d)	-	815
Shijiazhuang Yiyuan Auto Trading Co., Ltd	(2) (b)	-	414
Hebei Xinchang Shengyuan Auto Sales Co., Ltd	(2) (b)	-	567
Cangzhou Hengyuan Auto Trading Co., Ltd	(2) (c)	2,975	638
Hebei Xuwei Trading Co., Ltd	(1) (b)	-	2,437
Hebei Shengrong Auto Parts Co., Ltd	(2) (b)	-	12,176
Beiguo	(3) (c)	51,721	-
Beiguo	(3) (d)	34,350	-
Beiguo	(3) (f)	$53,437	$-

Notes:

(1)  Entity controlled by the ACG’s ultimate shareholder (prior to the Company’s acquisition of ACG).

(2)  Entity formerly owned by ACG.

(3)  Entity in which Mr. Li is the indirect beneficial owner of approximately 15.28%.

Nature of transaction:

(a) Loan to the Company during the period. The amounts were interest-free, unsecured and repayable on demand.

(b) Short-term advance from the Company. The amounts were interest-free, unsecured and payable on demand

(c) Sale of automobiles to the Company during the period.

(d) Purchase of automobiles from the Company during the period.

(e) Sales of investments in subsidiary / affiliates during the period.

(f)  Customers deposits received by the Company from affiliates for the purchase of automobiles.

(g)  Bank loan guarantee provided to the Company by the affiliate.

During the six months ended June 30, 2009, the Company has purchased commercial vehicles from an affiliate, Beiguo, for the amount of $51,721. According to the financing arrangement with Beiguo, the Company obtained  short-term unsecured loans up to 180 days and pays a financing charge of approximately 4% per annum in excess of the cost to Beiguo for the funds obtained due to this financing arrangement,

On the other hand, the Company assisted Beiguo to source the commercial vehicles from third party vendor for the financing arrangement. During the six months ended June 30, 2009, the Company sold the commercial vehicles amounted of $34,350 to Beiguo for its resale. The sales by the Company to Beiguo were charged at insignificant mark up to cover the operating costs. Under EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, the sales transaction by the Company to Beiguo is considered as agency sales and the revenue generated on such transactions are recorded at net basis.

The Company occupied office space in Beijing, China provided by an affiliate of the Company’s director prior to the reverse merger in April 2009. The affiliate had agreed that, until the Company consummated a business combination, it would make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company agreed to pay the affiliate $7 per month for such services commencing February 27, 2008, the effective date of the Offerings. During the three months and six months ended June 30, 2009, the Company incurred $23 and $23 of costs under this agreement. The costs incurred prior to the Business Combination are not accounted for as the Company’s costs.

NOTE 25 – SUBSEQUENT EVENTS

On July 28, 2009, the Company and each founding shareholder entered into exchange agreements, pursuant to which each Private Placement Warrant was exchange for a warrant (each a “New Warrant” and together the “New Warrants”) with the same characteristics as the warrants sold in AutoChina’s initial public offering. The New Warrants and the underlying ordinary shares are restricted securities under Rule 144.  The warrant exchange agreements had no accounting impact.

On July 28, 2009, Jimmy (Jim) Yee-Ming Wu, Gary Han Ming Chang, and William Yu (each a founding shareholder) sold 100,000, 25,000, and 250,000 New Warrants, respectively, to certain officers, their affiliates and managers of ACG for $2.75 per warrant (market price on that date). The Company did not receive any proceeds from these transactions.

On August 17 and September 2, 2009, the Company entered into various agreements with certain holders of the Put and Call Agreements and third party transferees (the “Transferees”), pursuant to which the Company agreed to assign and transfer the call options to sell 705,790 ordinary shares to the Transferees.  Subsequently, the Company released part of the commitment on the call option under the Put and Call Agreements.  As a result, during August and September of 2009, a total of $4,986,696 of restricted cash held in escrow was released to the Company.

On June 15, 2009, Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”), the registered shareholder of Hebei Huaan Investment Co. and Hebei Huiyin Investment Co. (together the “Dealership Subsidiaries”) entered into an acquisition agreement (the “Agreement”) with Shanghai Dexin Investment and Management Co., Ltd., a subsidiary of Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). The Company controls the Dealership Subsidiaries through certain contractual arrangements between Hebei Kaiyuan and Hebei Chuanglian Trade Co., Ltd. (“Chuanglian”), a wholly owned subsidiary of the Company.  Pursuant to the Agreement, Xinjiang will acquire all of the outstanding securities of the Dealership Subsidiaries, which together comprise all of the Company’s consumer auto dealership business.

In consideration of the acquisition, Xinjiang will pay Hebei Kaiyuan approximately RMB470 million ($68.8 million). The final purchase price will be the sum of (i) RMB435 million, and (ii) the increase in value of the Dealership Subsidiaries’ net assets from January 1, 2009 to June 30, 2009. The valuation shall be based on the New Accounting Standard for Business Enterprises of China. The Company expects to utilize the net proceeds to expand its commercial vehicle sales and leasing business.  Kaiyuan and Xinjiang make customary representations and warranties in the Agreement. The transaction is subject to the satisfaction of customary closing conditions, which include obtaining certain third party consents.  The transaction is expected to close during October 2009.

On September 3, 2009, the Company granted 821,040 stock options under the terms of the AutoChina International Limited 2009 Equity Incentive Plan. The exercise price of each option is $9.50, which represents the closing price of the Company's common stock on September 3, 2009. The total vesting period for the options is four years, with 25% of the options vesting one year after the date of grant and the remaining 75% vesting ratably each month for three years thereafter. The options have a total term of 10 years. Management is currently in the process of evaluating the financial effect of the issuance of the options.

The pro forma balance sheet as of June 30, 2009 and the pro forma statements of income for the six months ended June 30, 2009 and the year ended December 31, 2008 shown below present the automobile dealership business segment as a discontinued operation, assuming that the sale of such segment had been completed subsequent to June 30, 2009. The pro forma information is provided for illustrative purposes only.

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited)
(Reclassified For Discontinued Operations)
June 30, 2009
(in thousands)

ASSETS

Current assets

Cash and cash equivalents	$5,589
Restricted cash	12,444
Restricted cash held in escrow	4,987
Note receivable	769
Accounts receivable	1,583
Inventories	245
Deposits for inventories	14,332
Prepaid expenses and other current assets	1,194
Current maturities of net investment in sales-type leases	43,907
Deferred income tax assets	1,700
Assets of discontinued operations	145,816

Total current assets	232,566

Property, equipment and leasehold improvements, net	28,730
Net investment in sales-type leases, net of current maturities	1,748

Total assets	$263,044

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (Unaudited) - Continued
(Reclassified For Discontinued Operations)
June 30, 2009
(in thousands)

LIABILITIES AND EQUITY
Current liabilities
Trade notes payable	$12,444
Notes payable to EarlyBird Capital	429
Accounts payables	3,569
Accounts payables, related parties	27,761
Other payables and accrued liabilities	5,036
Share repurchase obligations	8,218
Due to affiliates	10,842
Customer deposits	2,159
Customer deposits, related parties	14,696
Income tax payable	709
Liabilities of discontinued operations	103,448

Total current liabilities	189,311

Long term debt
Net deferred income tax liabilities	973

Total liabilities	190,284

Equity

Ordinary shares	11
Additional paid-in capital	34,625
Statutory reserves	741
Retained earnings	23,284
Accumulated other comprehensive income	6,228

Total shareholders’ equity	64,889
Noncontrolling interests	7,871
Total equity	72,760

Total liabilities and equity	$263,044

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Reclassified For Discontinued Operations)
(in thousands except share and per share data)

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
	(unaudited)

Revenues
Commercial vehicles	$70,958	$34,059
Finance and insurance	2,916	2,239
Total revenues	73,874	36,298
Cost of sales
Commercial vehicles	67,782	31,970
Gross profit	6,092	4,328

Operating expenses:
Selling and marketing	920	965
General and administrative	1,991	2,177
Other income, net	(50)	(162)
Total operating expenses	2,861	2,980
Income from operations	3,231	1,348

Other income (expense) :
Other interest expense	(207)	(5)
Other interest expense, related parties	(221)	-
Interest income	12	14
Accretion of share repurchase obligation	(310)	-
Acquisition-related costs	(295)	-

Other income (expense), net	(1,021)	9
Income from continuing operations before income taxes	2,210	1,357
Income tax provision	342	185
Income from continuing operations	1,868	1,172
Income from discontinued operations, net of income taxes	3,625	6,871
Net income attributable to shareholders	$5,493	$8,043

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES
PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME -Continued
(Reclassified For Discontinued Operations)
(in thousands except share and per share data)

	Six Months Ended June 30, 2009	Year Ended June 30, 2008
	(Unaudited)

Earnings per share
Basic
Continuing operations	$0.23	$0.15
Discontinued operations	0.44	0.89
	0.67	1.04
Diluted
Continuing operations	$0.21	$0.15
Discontinued operations	0.41	0.89
	$0.62	$1.04
Weighted average shares outstanding
Basic	8,246,541	7,745,625
Diluted	8,809,069	7,745,625

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars.  References to "we", "us", the "Company" or "AutoChina" refer to AutoChina International Limited (formerly Spring Creek Acquisition Corp.) and its subsidiaries, including AutoChina Group Inc. (“ACG”), except where the context requires otherwise.

OVERVIEW

AutoChina is a Cayman Islands exempted company that was incorporated on October 16, 2007, organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that had its principal operations in the People’s Republic of China, or PRC, as well as the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan, which is referred to as Greater China. AutoChina’s Amended and Restated Memorandum and Articles of Association provided that it could not consummate a business combination with a business that had its principal operations outside of Greater China. To avoid being required to liquidate, as provided in its charter, AutoChina needed, by September 4, 2009, to consummate a business combination or enter into a letter of intent, agreement in principle or definitive agreement relating to a business combination, in which case AutoChina would have been allowed an additional twelve months to complete a business combination. Under its charter as then in effect, if AutoChina did not acquire at least majority control of a target business by, at latest, September 4, 2010, AutoChina would have been required to dissolve and distribute to its public shareholders the amount in the trust account plus any remaining net assets.

On April 9, 2009, pursuant to the terms of a share exchange agreement dated February 4, 2009 and amended on March 11, 2009, AutoChina acquired all of the outstanding securities of ACG. ACG was incorporated in the Cayman Islands on July 26, 2007 and, prior to the business combination, consisted of two primary reportable segments: (i) the commercial vehicle sales and leasing segment, which provides financing to customers to acquire commercial vehicles, and (ii) the automotive dealership segment.

The business combination was accounted for as a reverse recapitalization since, immediately following completion of the transaction, the shareholders of ACG immediately prior to the transaction had effective control of the Company through (1) their majority shareholder interest in the combined entity, (2) significant representation on the Board of Directors (initially two out of five members), with three other board members being independent of both the Company and ACG, and (3) being named to all of the senior executive positions. For accounting purposes, ACG was deemed to be the accounting acquirer in the transaction and, consequently, the business combination was treated as a recapitalization of ACG (i.e., a capital transaction involving the issuance of stock by the Company for the stock of AutoChina). Accordingly, the combined assets, liabilities and results of operations of ACG became the historical financial statements of the Company at the closing of the transaction, and the Company’s assets (primarily cash and cash equivalents), liabilities and results of operations were consolidated with ACG beginning on the acquisition date. No step-up in basis or intangible assets or goodwill was recorded in this transaction. All direct costs of the transaction were charged to operations in the period that such costs were incurred.

From its inception until April 2008, ACG’s business consisted solely of an automotive dealership engaged in sales of automobiles and spare parts and after sales services consisting of automobile franchises located primarily in Hebei Province of China. During this time period, ACG offered an extensive range of automotive products and services, including new automobiles, automobile maintenance, replacement parts, collision repair services, financing, and insurance consulting and other aftermarket service contracts. In April 2008, ACG commenced providing commercial vehicle sales and leasing services, which provided financing to customers to acquire heavy trucks in China. As of September 30, 2008, ACG operated 48 commercial vehicle financing centers and 26 automotive dealership stores located primarily in various cities and towns throughout the Northern regions of China. By December 31, 2008, ACG’s commercial vehicle financing facilities expanded to 103 centers primarily located in major areas in Hebei, Henan, Shanxi and Shandong provinces, Inner Mongolia Autonomous Region and Tianjin. An additional two centers opened in the first six months of 2009, and an additional 45 centers opened during the third quarter of 2009, bringing the total number of centers to 150 as of September 30, 2009.

Although ACG was incorporated in 2007, its automotive dealership business (through predecessor entities) has been in operation since 2000. ACG’s automotive dealership revenues grew between 80% and 93% per annum over the past three years.  In 2000, Hebei Liantuo Auto Trade Co., Ltd. (“Liantuo”) was incorporated in China and started to engage automobile dealership businesses. AutoChina’s Chairman and CEO, Mr. Yong Hui Li, was at the time an indirect minority investor (a beneficial owner of approximately 40% equity interest) of Liantuo. Since 2003, Mr. Li invested in majority equity interests of 5 other dealership stores, namely Hebei Meifeng Auto Sales and Service Co., Ltd, Hebei Shenkang Auto Trade Co., Ltd, Yuhua Fengtian Auto Sales and Service Co., Ltd, Hebei Shenwen Auto Trade Co., Ltd. and Hebei Shengjie Auto Trade Co., Ltd through Kaiyuan Real Estate, a company registered in the PRC and wholly owned by Mr. Yong Hui Li. In August 2005, Hua An Investment was formed and became the holding company to own and operate all of the Group’s dealership business. In December 2006, Hua An Investment acquired additional 30% interests in Liantuo and Liantuo became ACG’s subsidiary.

As of June 30, 2009, ACG’s commercial vehicle financing network consisted of the following facilities in the indicated regions:  (i) Hebei Province (43 commercial vehicle financing centers), (ii) Shanxi Province (30 commercial vehicle financing centers), (iii) Shandong Province (30 commercial vehicle financing centers), (iv) Henan Province (28 commercial vehicle financing centers), (v) Shaanxi Province (5 commercial vehicle financing centers), (vi) Tianjin (2 commercial vehicle financing centers), (vii) Beijing (2 commercial vehicle financing centers) and (viii) Inner Mongolia Autonomous Region (10 commercial vehicle financing centers). Each region (except for Shaanxi Province, which is currently managed by Inner Mongolia Autonomous Region) is managed by a regional general manager reporting directly to the vice president of the commercial vehicle financing business and a regional financial controller reporting directly to ACG’s Chief Financial Officer. In addition, all dealership stores located in Hebei province are managed by the general manager of dealerships, who reports to the Chief Executive Officer directly. The finance manager in charge of dealerships also reports to ACG’s Chief Financial Officer directly.

During the past years, ACG grew its dealership business primarily through acquisitions. ACG typically sought to acquire large, profitable, well-established and well-managed dealerships that are leaders in their respective market areas. From January 1, 2005 through December 31, 2008, ACG acquired 23 dealership stores and disposed of or terminated 3 dealership stores. All of the 150 commercial vehicle financing centers are newly established in 2008 and 2009.

ACG opened an aggregate of 103 commercial vehicle financing centers in 2008.  From January 1, 2009 through June 30, 2009, ACG opened two additional financing centers, one in Beijing and one in the Inner Mongolia Autonomous Region. In the third quarter of 2009, an additional 45 centers were opened, bringing the total number of centers to 150 as of September 30, 2009. ACG plans to continue the opening of the new commercial vehicle financing centers to increase market share in the Northern region of China. ACG expects to have at least 150 financing centers by the end of 2009, and believes that its current financing arrangements including the expected proceeds from the planned sale of the consumer vehicle dealership business would be sufficient to meet its planned expansion of financing operations in the foreseeable future.

Each acquisition has been accounted for as a purchase and the corresponding results of operations of these dealerships are included in ACG’s financial statements from the date of acquisition.

ACG’s operating results reflect the combined performance of each of its interrelated business activities, which include the sale of vehicles, commercial vehicle sales and leasing and insurance products, and parts, service and collision repair services. Historically, each of these activities has been directly or indirectly impacted by a variety of supply/demand factors, including vehicle inventories, consumer confidence, discretionary spending, availability and affordability of consumer credit, manufacturer incentives, fuel prices and interest rates. For example, during periods of sustained economic downturn or significant supply/demand imbalances, new vehicle sales may be negatively impacted as consumers tend to shift their purchases to used vehicles. Some consumers may even delay their purchasing decisions altogether, electing instead to repair their existing vehicles. In such cases, however, ACG believes the new vehicle sales impact on ACG’s overall business is mitigated by its ability to offer other products and services, such as used vehicles and parts, service and collision repair services.

ACG generally experienced higher volumes of vehicle sales for dealerships in the first and fourth calendar quarters of each year. This seasonality is generally attributable to consumer buying trends and the timing of manufacturer new vehicle model introductions.

As a result, ACG’s revenues, cash flows and operating income are typically lower in the second and third quarters and higher in the first and fourth quarters. Other factors unrelated to seasonality, such as changes in economic condition and manufacturer incentive programs, may exaggerate seasonal or cause counter-seasonal fluctuations in ACG’s revenues and operating income.

The recent global economic downturn resulted in lower than expected sales in the first quarter of 2009 in both of ACG’s business segments.  However, the trend of sales in both business segments improved in the second quarter of 2009 primarily as a result of the Chinese Economic Stimulation Plan promulgated at the beginning of 2009 by the Chinese government in response to the global economic downturn.   The Chinese Economic Stimulation Plan reduced the sales taxes of consumer vehicles which encourage customers to purchase consumer vehicles in the second quarter. The increased level of inventories during the first quarter reached a normal level when the sales improved in the second quarter. The selling prices were relatively stable over the period.  Similarly, the Chinese Economic Stimulation Plan enabled the increase of capital investments throughout China. The resultant increased demand for commercial vehicles used in transportation and construction provided an opportunity for the Company to expand its commercial vehicle sales and leasing business. Prior to the introduction of the Chinese Economic Stimulation Plan, commercial vehicle sales had slowed, but in the second quarter of 2009 sales returned to normal levels.  Throughout the period selling prices remained constant.

Pending Sale of Automotive Dealership Segment

On June 15, 2009, ACG agreed to sell its automotive dealership segment pursuant to the terms of an acquisition agreement entered into between Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) and Shanghai Dexin Investment and Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). ACG controls Hebei Kaiyuan through certain contractual arrangements. In consideration of the acquisition, Xinjiang will pay Hebei Kaiyuan approximately RMB470 million ($68.8 million). ACG expects the sale to be consummated during October 2009.

If the sale of ACG’s automotive dealership segment is consummated, then ACG’s business will consist solely of its commercial vehicle sales and leasing segment. Although ACG anticipates that the transaction will be consummated, if the transaction is not consummated, ACG will continue to own and operate the automotive dealership segment.

At June 30, 2009, the assets and liabilities of the automotive dealership segment were approximately $145.8 million and $103.4 million, or approximately 55% and 54% of total assets and total liabilities, respectively.  For the six months ended June 30, 2009 and the year ended December 31, 2008, revenues of the automotive dealership segment were approximately $249.4 million and $404.3 million, respectively, or approximately 77% and 92%, respectively, of total revenues for each period.  The automotive dealership segment provided net income of approximately $3.6 million and $6.9 million for the six months ended June 30, 2009 and the year ended December 31, 2008, respectively, or approximately 66% and 85%, respectively, of total net income for each period.

Additional information showing the financial impact of the pending sale of the automotive dealership segment (a pro forma balance sheet as of June 30, 2009 and pro forma statements of income for the six months ended June 30, 2009 and the year ended December 31, 2008) are included in Note 25 to the condensed consolidated financial statements for the three months and six months ended June 30, 2009 and 2008 included elsewhere in this document, to present the automobile dealership business segment as a discontinued operation, assuming that the sale of such segment had been completed subsequent to June 30, 2009.

The Company expects to utilize the net proceeds from the sale of the automotive dealership segment to expand the Company’s commercial vehicle sales and financing business in China.  The Company expects to initially generate lower revenues following the sale of the automotive dealership business, although the Company believes that its commercial vehicle business model provides a significant platform for growth, and this capital will allow for the Company to accelerate this process.

Since entering the commercial vehicle sales and financing business in March 2008, the Company has achieved significant scale and a leading market position via the opening of 150 branches through the first nine months of 2009. The proceeds from this sale are expected to allow the Company to substantially improve the profit margins of the commercial segment by allowing the Company to internally fund vehicle purchases instead of using external borrowings. After closing this transaction, the Company expects gross margins to improve from current levels of approximately 4 - 7% to approximately 15 - 20% by the end of 2009.

Recently Adopted Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”, which establishes a framework for measuring fair value in accordance with generally accepted accounting principles, clarifies the definition of fair value within that framework and expands disclosures about fair value measurements. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, except for the measurement of share-based payments. The Company adopted SFAS No. 157 on January 1, 2008.  However, since the issuance of SFAS No. 157, the FASB has issued several FASB Staff Positions (FSPs) to clarify the application of SFAS No. 157.  In February 2008, the FASB released FSP No. 157-2, “Effective Date of FASB Statement No. 157”, which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  In October 2008, the FASB issued FSP No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarifies the application of SFAS No. 157 in a market that is not active and provides guidance in key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.  FSPs apply to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157.  In April 2009, the FASB issued FSP No. 157-4, “Determining the Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”, which provides additional guidance for estimating fair value in accordance with SFAS No. 157, when the volume and level of activity for the asset or liability have significantly decreased.  FSP No. 157-4 also provides guidance on identifying circumstances that indicate a transaction is not orderly.  The Company adopted FSP No. 157-4 on June 30, 2009. The adoption of SFAS No. 157 and the related FSPs did not have any impact on the Company’s financial statement presentation or disclosures.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which provides companies with an option to report selected financial assets and liabilities at fair value. SFAS No. 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Company’s choice to use fair value on its earnings. SFAS No. 159 also requires companies to display the fair value of those assets and liabilities for which the Company has chosen to use fair value on the face of the balance sheet. SFAS No. 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and SFAS No. 107.  The Company adopted SFAS No. 159 on January 1, 2008, but did not elect the fair value option for any financial assets or liabilities. The adoption of SFAS No. 159 did not have any impact on the Company’s condensed consolidated financial statement presentation or disclosures.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, which requires an acquirer to recognize in its financial statements as of the acquisition date (i) the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, measured at their fair values on the acquisition date, and (ii) goodwill as the excess of the consideration transferred plus the fair value of any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Acquisition-related costs, which are the costs an acquirer incurs to effect a business combination, are to be accounted for as expenses in the periods in which the costs are incurred and the services are received, except that costs to issue debt or equity securities will be recognized in accordance with other applicable GAAP. SFAS No. 141(R) made significant amendments to other Statement of Financial Accounting Standards and other authoritative guidance to provide additional guidance or to conform the guidance in that literature to that provided in SFAS No. 141(R). SFAS No. 141(R) also provided guidance as to what information is to be disclosed to enable users of financial statements to evaluate the nature and financial effects of a business combination. SFAS No. 141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company adopted SFAS No. 141(R) on January 1, 2009. The adoption of SFAS No. 141(R) affected how the Company accounted for the acquisition of ACG.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”, which requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled and presented in the consolidated financial statements. SFAS No. 160 also requires that once a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be initially measured at fair value. Sufficient disclosures are required to clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 amends FASB No. 128 to provide that the calculation of earnings per share amounts in the consolidated financial statements will continue to be based on the amounts attributable to the parent. This statement also includes expanded disclosure requirements regarding the interests of the parent and its non-controlling interest. SFAS No. 160 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements are applied prospectively. The Company adopted SFAS No. 160 on January 1, 2009. The adoption of SFAS No. 160 affected how the Company accounts for its noncontrolling interests.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. The objective of SFAS No. 161 is to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 applies to all derivative financial instruments, including bifurcated derivative instruments (and non-derivative instruments that are designed and qualify as hedging instruments pursuant to paragraphs 37 and 42 of SFAS No. 133) and related hedged items accounted for under SFAS No. 133 and its related interpretations. SFAS No. 161 also amends certain provisions of SFAS No. 133. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company adopted SFAS No. 161 on January 1, 2009. The adoption of SFAS No. 161 did not have any impact on the Company’s condensed consolidated financial statement presentation or disclosures.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events”.  SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued.  SFAS No. 165 also sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009, and shall be applied prospectively.  The Company adopted SFAS No. 165 on June 30, 2009.  Accordingly, subsequent events have been evaluated through September 29, 2009.

In June 2008, the FASB ratified EITF Issue No. 07-05, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (“EITF 07-05”). EITF 07-05 mandates a two-step process for evaluating whether an equity-linked financial instrument or embedded feature is indexed to the entity’s own stock. Warrants that a company issues that contain a strike price adjustment feature, upon the adoption of EITF 07-05, results in the   instruments no longer being considered indexed to the company’s own stock. Accordingly, adoption of EITF 07-05 will change the current classification (from equity to liability) and the related accounting for such warrants outstanding at that date. EITF 07-05 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company adopted EITF 07-05 on January 1, 2009. The adoption of EITF 07-05 did not have any impact on the Company’s condensed consolidated financial statement presentation or disclosures.

In April 2009, the FASB issued FSP 107-1, “Interim Disclosures about Fair Value of Financial Instruments”, which requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. FSP 107-1 also amends APB Opinion No. 28, “Interim Financial Reporting”, to require those disclosures in summarized financial information at interim reporting. FSP 107-1 is effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The Company adopted FSP 107-1 on June 30, 2009.  The adoption of FSP 107-1 did not have any impact on the Company’s consolidated financial statement presentation or disclosures.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140”.  SFAS No. 166 removes the concept of a qualifying special-purpose entity from SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125” (“SFAS No. 140”).  SFAS No. 166 eliminates (1) the exceptions for qualifying special-purpose entities from the consolidation guidance and (2) the exception that permitted sale accounting for certain mortgage securitizations when a transferor has not surrendered control over the transferred financial assets.  SFAS No. 166 also clarifies the requirements for isolation and limitations on portions of financial assets that are eligible for sale accounting.  SFAS No. 166 requires that enhanced information be provided to financial statement users to provide greater transparency about transfers of financial assets and a transferor’s continuing involvement, if any, with transferred financial assets, and enhanced disclosures about the risks that a transferor continues to be exposed to because of its continuing involvement in transferred financial assets.  SFAS No. 166 also clarifies and improves certain provisions in SFAS No. 140 that have resulted in inconsistencies in the application of the principles on which SFAS No. 140 is based.  SFAS No. 166 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter.  Earlier application is prohibited.  The Company expects to adopt SFAS No 166 on January 1, 2010.  The Company has not determined the impact, if any, on the Company’s consolidated financial statement presentation or disclosures.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”.  SFAS No. 167 amends certain requirements of FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“Interpretation No. 46(R)”).  SFAS No. 167 retains the scope of Interpretation No. 46(R) with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in SFAS No. 166, “Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140”.  SFAS No. 167 amends Interpretation No. 46(R) to replace the quantitative-based risks and rewards calculation for determining which enterprise, if any, has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (1) the obligation to absorb losses of the entity or (2) the right to receive benefits from the entity.  SFAS No. 167 requires an additional reconsideration event when determining whether an entity is a variable interest entity when any changes in facts and circumstances occur such that the holders of the equity instrument at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity’s economic performance.  SFAS No. 167 also requires ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity.  SFAS No. 167 amends Interpretation No. 46(R) to require additional disclosures about an enterprise’s involvement in variable interest entities.  SFAS No. 167 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009.  Earlier adoption is prohibited.  The Company expects to adopt SFAS No. 167 on January 1, 2010.  The Company has not determined the impact, if any, on the Company’s consolidated financial statement presentation or disclosures.

In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162”.  SFAS No.168 establishes the “FASB Accounting Standards Codification” (“Codification”), which will become the source of authoritative generally accepted accounting principles (“GAAP”) to be recognized by the FASB and to be applied by nongovernmental entities.  Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants.  The Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-SEC accounting literature which is not grandfathered or not included in the Codification will no longer be authoritative. Once the Codification is in effect, all of its content will carry the same level of authority.  SFAS No. 168 is effective for financial statements issued for interim or annual reporting periods ending after September 15, 2009.  The Company expects to adopt SFAS No. 168 on September 30, 2009.

Management does not believe that any other recently issued, but not yet effective, accounting standards or pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company’s financial condition and results of operations is based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to accounts receivable and the related provision for doubtful accounts, tangible and intangible long-lived assets, the assessment of the valuation allowance on deferred tax assets, the purchase price allocation on acquisitions, and contingencies and litigation, among others. The Company bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The Company believes that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of its consolidated financial statements: goodwill, intangible assets and long-lived assets, income taxes and accounts receivable.

Goodwill, Intangible Assets and Long-Lived Assets.  Statement of Financial Accounting Standards No. 142,”Goodwill and Other Intangible Assets” (“SFAS No. 142”), requires purchased intangible assets other than goodwill to be amortized over their useful lives unless these lives are determined to be indefinite. SFAS No. 142 requires goodwill to be tested for impairment at least on an annual basis and more often under certain circumstances, and written down when impaired. An interim impairment test is required if an event occurs or conditions change that would more likely than not reduce the fair value of the reporting unit below the carrying value.

Impairment losses are limited to the carrying value of the goodwill, which represents the excess of the carrying amount of a reporting unit’s goodwill over the implied fair value of that goodwill. In determining the estimated future cash flows, ACG considers current and projected future levels of income based on management’s plans for that business, as well as business trends, prospects and market and economic conditions.

The Company accounts for the impairment of long-lived assets, such as property and equipment and intangible assets, under the provisions of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment of Long-Lived Assets” (“SFAS No. 144”). SFAS No. 144 establishes the accounting for impairment of long-lived tangible and intangible assets other than goodwill and for the disposal of a business. Pursuant to SFAS No. 144, the Company periodically evaluates, at least annually, whether facts or circumstances indicate that the carrying value of its depreciable assets to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to the carrying value to determine whether impairment exists. In the event that the carrying amount of long-lived assets exceeds the undiscounted future cash flows, then the carrying amount of such assets is adjusted to their fair value. The Company reports an impairment cost as a charge to operations at the time it is recognized.

Income Taxes. The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Accounts Receivable. Accounts receivable, which are unsecured, are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including customer credit-worthiness and historical collection experience. Management reviews the receivable aging and adjusts the allowance based on historical experience, financial condition of the customer and other relevant current economic factors. As of June 30, 2009 and December 31, 2008, a majority of the trade receivable balances were due from governmental agencies, which the Company believes are collectible in full and a majority of the accounts receivable related to warranty claims are primarily due from manufacturers. Therefore, management determined no allowance for uncollectible amounts was required. Concentrations of credit risk with respect to accounts receivables from the sale of automobiles are limited because a large number of diverse customers comprise the Company’s customer base, thus spreading the trade credit risk.

Results of Operations

Six months ended June 30, 2009 as compared to six months ended June 30, 2008

Overview

The Company’s revenues and earnings increased significantly during the six months ended June 30, 2009 despite weak economic conditions during the beginning of the period.

Commercial Vehicle Sales and Leasing Business

Heading into 2009, commercial vehicle sales in China had faced six months of consecutive monthly declines according to the China Association of Automobile Manufacturers (CAAM). However, in February 2009, nationwide commercial vehicle sales rebounded and posted their first monthly increase since July 2008. This was in part due to the effects of economic stimulus measures implemented by the Chinese government. The Company’s commercial vehicles sales and leasing businesses benefitted from a recovering market for commercial vehicles in China during the rest of the period.

In January 2009, the Company established 2 additional commercial vehicle financing centers in Beijing and the Inner Mongolia Autonomous Region, bringing the total number of locations to 105. These were the only new locations opened during the six months ended June 30, 2009.

Dealership Business

Sales of passenger cars in China fell in October and November of 2008, in part due to weak consumer confidence in a slowing economy. In January 2009, the Chinese government implemented stimulus measures, such as tax cuts and subsidies, to help spur passenger vehicle sales. These stimulus measures, as well as a recovering economy, have helped the dealership segment to realize increased vehicle sales, especially for smaller, more fuel-efficient cars.

On June 15, 2009, ACG agreed to sell its automotive dealership segment pursuant to the terms of an acquisition agreement entered into between Kaiyuan Real Estate Development Co., Ltd. (“Hebei Kaiyuan”) and Shanghai Dexin Investment and Xinjiang Guanghui Industry Investment (Group) Co. (“Xinjiang”). ACG controls Hebei Kaiyuan through certain contractual arrangements. In consideration of the acquisition, Xinjiang will pay Hebei Kaiyuan approximately RMB470 million (approximately $68.8 million). ACG expects the sale to be consummated in October 2009.

If the sale of ACG’s automotive dealership segment is consummated, then ACG’s business will consist solely of its commercial vehicle sales and leasing segment. Although ACG anticipates that the transaction will be consummated, if the transaction is not consummated, ACG will continue to own and operate the automotive dealership segment.

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Six months ended June 30, 2009		Six months ended June 30, 2008
	(unaudited)		(unaudited)
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
New automobiles	$225,094	69.6%	$178,337	82.0%	26.2%
Commercial vehicles	70,958	22.0%	21,674	10.0%	227.4%
Parts and service	24,041	7.4%	16,575	7.6%	45.0%
Finance and insurance	3,132	1.0%	819	0.4%	282.4%
Total revenues	$323,225	100.0%	$217,405	100.0%	48.7%

Revenues for the six months ended June 30, 2009 of $323.2 million, increased 48.7% from $217.4 million in the comparable prior year period.  The Company’s revenues by category were as follows:

•	$225.1 million, or 69.6% of revenues, related to new automobiles;
•	$71.0 million, or 22.0%, related to commercial vehicles;
•	$24.0 million, or 7.4%, related to parts and service; and
•	$3.1 million, or 1.0%, related to finance and insurance.

The Company’s commercial vehicle sales and leasing business recorded 1,758 vehicle financing agreements and sales in the first half of 2009, compared to 622 vehicle financing agreements and sales in the first half of 2008. In addition, the Company did not realize any losses on any lease-to-own loans on its commercial vehicles during the first half of 2009. The increase in commercial vehicle sales was in part due to the effects of economic stimulus measures implemented by the Chinese government and improving investment sentiment from businesses.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Six months ended June 30, 2009		Six months ended June 30, 2008
	(unaudited)		(unaudited)
	Amount	% of Total	Amount	% of Total	Y-O-Y % CHANGE
New automobiles	$216,439	71.4%	172,108	83.9%	25.8%
Commercial vehicles	67,782	22.4%	20,676	10.1%	227.8%
Parts and service	18,850	6.2%	12,376	6.0%	52.3%
Total cost of sales	$303,071	100.0%	$205,160	100.0%	47.7%

Cost of sales in the first half of 2009 totaled $303.1 million, as compared to $205.2 million in the prior year, 47.7% higher than the same period of 2008, mainly due to the increased sales in commercial vehicle sales and leasing business, with 105 leasing branches during the first half of 2009, while the Company commenced this business in March 2008 with 48 leasing branches.  Additionally, the increase in consumer auto sales and parts and service revenues generated by the dealership business contributed to an increase in the respective costs of sales throughout the first half of 2009, as compared with that of the corresponding period in 2008.

Gross Profit

The Company’s gross profit was $20.2 million in the first half of 2009, representing a gross margin of 6.2%, a slight increase from 5.6% for the prior period in 2008, which is in line with the increase in revenues and the change in the revenue mix.

Operating Expenses

Operating expenses for the six months ended June 30, 2009 were $9.1 million, which was $2.9 million or 46.4% higher than the same period of 2008. This was mainly due to the growth in the number of employees, commercial vehicle sales and leasing branches, and the expenses incurred in operating as a public company since April 2009.

Interest Expense

Interest expense totaled $1.6 million in the first half of 2009 compared to $1.3 million in the first half of 2008, reflecting an increase of 19.5%. The commercial vehicle sales and leasing business had interest expense of $0.2 million to an affiliate, Beiguo, for the purchase of commercial vehicles for leasing. In additional, there was a $0.1 million increase in interest expenses resulting from the increase in the average borrowing balance to support improved dealership sales.

Interest Income

Interest income totaled $0.2 million in the first half of 2009, and remained flat as compared with the same period in 2008.

Other Income (Expense)

Other expense in the first half of 2009 was $0.6 million, as compared to $0.0 million in the same period of 2008, mainly as a result of the accretion of the share repurchase obligation and acquisition-related costs, which were incurred in 2009 in conjunction with the April 2009 business combination, as described above.

Income Tax Expense

In the first half of 2009, the Company recorded income tax expense of $2.5 million, as compared to an income tax expense of $1.1 million in the first half of 2008. This increase was due to the expiration of income tax concessions available to certain Chinese subsidiaries of the Company.

Net Income Attributable to Shareholders

Net income attributable to shareholders in the first half of 2009 was $5.5 million, as compared to $3.1 million in the first half of 2008, representing an increase of 79.1% from the first half of 2008. The increase primarily resulted from the significant increase in revenues generated from both the commercial vehicle sales and leasing and dealership businesses.

Three months ended June 30, 2009 as compared to three months ended June 30, 2008

Revenues

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of revenues:

(in thousands)	Three months ended June 30, 2009		Three months ended June 30, 2008
	(unaudited)		(unaudited)
	Amount	% of Revenue	Amount	% of Revenue	Y-O-Y % CHANGE
New automobiles	$120,189	61.3%	$85,863	74.2%	40.0%
Commercial vehicles	61,022	31.1%	20,193	17.5%	202.2%
Parts and service	12,832	6.5%	8,773	7.6%	46.3%
Finance and insurance	2,174	1.1%	819	0.7%	165.4%
Total revenues	$196,217	100.0%	$115,648	100.0%	69.7%

Revenues for the second quarter 2009 of $196.2 million, up 69.7% year-over-year from $115.6 million in the second quarter of 2008.  The Company’s revenues by category were as follows:

•	$120.2 million, or 61.3%, related to new automobiles;
•	$61.0 million, or 31.1%, related to commercial vehicles;
•	$12.8 million, or 6.5%, related to parts and service; and
•	$2.2 million, or 1.1%, related to parts and services.

The Company’s commercial vehicle sales and leasing business recorded 1,535 vehicle financing agreements and sales in the second quarter of 2009, compared to 580 vehicle financing agreements and sales in the second quarter of 2008. In addition, the Company did not realize any losses on any lease-to-own loans on its commercial vehicles during the first half of 2009. The increase in commercial vehicle sales was in part due to the effects of economic stimulus measures implemented by the Chinese government and improving investment sentiment from businesses.

Cost of Sales

The table below sets forth certain line items from the Company’s Statement of Income as a percentage of cost of sales:

(in thousands)	Three months ended June 30, 2009		Three months ended June 30, 2008
	(unaudited)		(unaudited)
	Amount	% of Total	Amount	% of Total	Y-O-Y % CHANGE
New automobiles	$115,409	62.7%	$83,415	76.4%	38.4%
Commercial vehicles	58,241	31.7%	19,275	17.7%	202.2%
Parts and service	10,332	5.6%	6,435	5.9%	60.6%
Total cost of sales	$183,982	100.0%	$109,125	100.0%	68.6%

Cost of sales in the second quarter of 2009 totaled $184.0 million, as compared to $109.1 million in the second quarter of 2008, which was $74.9 million or 68.6% higher than the same period last year, mainly due to the increase in quantity of sales. In particular, the cost associated with the growth of the commercial vehicle sales and leasing segment that launched in March 2008 contributed to an increase of $39.0 million. Additionally, the increase in sales of new automobiles contributed to the increase in costs for consumer auto sales by $32.0 million, as compared with the same period in the prior year.

Gross Profit

The Company’s gross profit was $12.2 million in the second quarter of 2009, resulting in a gross margin of 6.2%, as compared to 5.6% for the prior fiscal year period, which was in line with the Company’s increase in revenues and change in the revenue mix.  The Company expects continued improvement in margins due to the increased contribution to sales from the commercial vehicle sales and leasing business, which has higher margins than the dealership business.

Operating Expenses

Operating expenses in the second quarter of 2009 were $4.4 million, which was $0.7 million or 18.9% higher than the second quarter of 2008. This was mainly due to the growth in the number of employees, commercial vehicle sales and leasing branches, and additional expenses incurred to operate as a public company since April 2009.

Interest Expense

Interest expense totaled $1.1 million in the second quarter of 2009, as compared to $0.6 million in the second quarter of 2008, reflecting an 83.3% increase. The increase of $0.3 million was mainly due to the increase in the average borrowing balance to support improved dealership sales. In addition, the commercial vehicle sales and leasing business generated additional interest expenses of $0.2 million to an affiliate, Beiguo, incurred for the purchase of commercial vehicles for leasing.

Interest Income

Interest income totaled $0.1 million in the second quarter of 2009, and remained flat as compared to the second quarter of 2008.

Other Income (Expense)

Other expense in the second quarter of 2009 was $0.6 million, as compared to $0.0 million in the same period in 2008,  mainly due to the accretion of the share repurchase obligation and acquisition-related costs, which were incurred in 2009 in conjunction with the April 2009 business combination, as described above.

Income Tax Expense

In the second quarter of 2009, the Company recorded an income tax expense of $1.9 million, as compared to an income tax expense of $0.3 million in the second quarter of 2008. This increase was due to the expiration of income tax concessions available to certain Chinese subsidiaries of the Company.

Net Income Attributable to Shareholders

Net Income attributable to shareholders in the second quarter of 2009 was $3.8 million, as compared to $1.8 million in the second quarter of 2008, representing an increase of 108.0% from the second quarter of 2008. The increase primarily resulted from the significant increase in revenues generated from both the commercial vehicle sales and leasing and dealership businesses.

Liquidity and Capital Resources

Since inception, the Company’s sources of cash were mainly from borrowings from affiliates, financial institutions and capital contributed by the Company’s shareholders.

From 2008 to the first half of 2009, the Company’s capital expenditures have been financed primarily through short-term borrowings from financial institutions and affiliates. The interest rates of short-term borrowings during the periods ranged from 4.00% to 9.36% per annum.

As of June 30, 2009, the Company had incurred accounts payable of $27.8 million from an affiliate, Beiguo, for the purchase of commercial vehicles for leasing as part of the commercial vehicle sales and leasing business, an increase of $25.5 million during the six months ended June 30, 2009. As of December 31, 2008, the amount due Beiguo was $2.3 million.  According to the financing arrangement between the Company and Beiguo, the accounts payable is at an interest rate of 4% per annum for the funds obtained.  Such financing arrangement is guaranteed by Mr. Li, who has a long term business relationship with Beiguo, on behalf of the Company. In addition, the payable balances of each loan are unsecured and due in 180 days.  Such costs are accounted for as interest expense, related parties.  The Company expects to continue to rely on this financing arrangement with Beiguo for the foreseeable future.

As of June 30, 2009, the Company also had notes payable of $21.8 million with various financial institutions in the PRC.

After taking into consideration our present banking facilities, our financing arrangement with our affiliate, our existing cash resources, the cash flows expected to be generated from operations, and the settlement of the put and call agreements, we believe we have adequate sources of liquidity to meet our short-term obligations and working capital requirements.

Put and Call Agreements

In connection with the April 2009 business combination, on April 7, 2009, AutoChina entered into certain Put and Call Agreements with four of its shareholders. Pursuant to such agreements, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders agreed to be obligated to sell (the “call option”) to AutoChina, an aggregate of 156,990 ordinary shares at an exercise price of $9.05 per ordinary share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. The put options were exercisable during the two week period commencing on October 9, 2009. The call options were exercisable until October 9, 2009, subject to certain limitations. In connection with these agreements, AutoChina entered into an Escrow Agreement, dated April 7, 2009, with the shareholders, Honest Best Int’l Ltd., the sole shareholder of ACG prior to the acquisition, and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent held 7,745,625 ordinary shares of AutoChina issued to Honest Best Int’l Ltd. in connection with acquisition, together with $377,000 in cash provided by AutoChina, to secure payment of the exercise price by AutoChina. These put options were terminated on September 2, 2009.

On April 7, 2009, AutoChina entered into certain Put and Call Agreements with four of its shareholders. Pursuant to the agreements, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”) to AutoChina, an aggregate of 299,000 ordinary shares at an exercise price of $8.50 per share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. The put options were exercisable during the two week period commencing on October 9, 2009. The call options are exercisable until October 9, 2009, subject to certain limitations.

On April 8, 2009, AutoChina entered into a Put and Call Agreement with two of its shareholders. Simultaneously with the execution of the agreement, the shareholders purchased an aggregate of 548,800 ordinary shares of AutoChina at a purchase price of $7.865 per ordinary share. Pursuant to the agreement, AutoChina agreed to be obligated to purchase (the “put option”) from the shareholders, and the shareholders have agreed to be obligated to sell (the “call option”), an aggregate of 548,800 ordinary shares at an exercise price of $8.40 per share, less the per share portion of any cash dividend or other cash distribution paid to AutoChina’s shareholders prior to the exercise of the put option or the call option. AutoChina also paid the shareholders an aggregate of approximately $58,000 in connection with the agreement. The put options were exercisable during the two week period commencing on October 9, 2009. The call options were exercisable until October 9, 2009, subject to certain limitations. In connection with the agreements, AutoChina entered into an Escrow Agreement, dated April 8, 2009 with the shareholders, ACG and Loeb & Loeb LLP, as the escrow agent, pursuant to which the escrow agent held approximately $4.6 million in cash provided by AutoChina to secure payment of the exercise price by AutoChina. These put options were terminated on August 17, 2009.

A summary of the Put and Call Agreements is presented below.

(in thousands, except for share or per share data)
Commitment Description	Per Share Amount	Number of Shares	Total Commitment	Funded Commitment	Unfunded Commitment

Fully funded commitment	$8.40	548,800	$4,610	$4,610	$-
Unfunded commitment	$8.50	299,000	2,541	-	2,541
Partially funded commitment	$9.05	156,990	1,421	377	1,044
Total commitment		1,004,790	8,572	$4,987	$3,585
Less market value of shares on commitment dates (April 7-8, 2009)	$7.87		7,908
Accretion to be recorded over the life of the commitment as a charge to operations			$664

On August 17 and September 2, 2009, the Company entered into various agreements with certain holders of the Put and Call Agreements and third party transferees (the “Transferees”), pursuant to which the Company agreed to assign and transfer the call options to sell 705,790 ordinary shares to the Transferees.  Subsequently, the Company released part of the commitment on the call option under the Put and Call Agreements.  As a result, during August and September of 2009, a total of $4,986,696 of restricted cash held in escrow was released to the Company.

Operating Activities

Net cash flows used in operating activities for the six months ended June 30, 2009 were $32.6 million, as compared to $5.7 million for the six months ended June 30, 2008, representing an increase of $26.9 million. This increase in cash flows used from operating activities was attributable primarily to the increase of net investment in sales-type leases which was related to the growing commercial vehicle sales and leasing business.

Working Capital

As of June 30, 2009 and December 31, 2008, the Company had working capital of $15.3 million and $31.4 million, respectively.

In conjunction with the April 2009 business combination, the Company and ACG entered into agreements reflecting immediate or short-term cash commitments as summarized below, which were in excess of the amount in the Company’s trust account at December 31, 2008 ($40.9 million) and a portion of which were unpaid at the closing of the business combination. In order to ensure that the business combination was approved by the shareholders, the Company, ACG and their respective affiliates entered into various transactions to purchase or facilitate the purchase of ordinary shares of the Company from shareholders who had indicated their intention to vote against the business combination and seek redemption of their shares for cash, including price protective agreements with various investors in the form of puts and calls.

Purchase of shares	$24,218
Payment of deferred underwriting and advisory fees -
Cash	1,200
Short-term note payable	429
Short-term put and call agreements -
Fully funded	4,987
Partially funded	1,044
Unfunded	2,541
Redemption of shares	8,182
Repurchase of warrants	1,026
Legal fees and other	410
Total	$44,037

On August 17 and September 2, 2009, the Company entered into various agreements with certain holders of the Put and Call Agreements and third party transferees (the “Transferees”), pursuant to which the Company agreed to assign and transfer the call options to sell 705,790 ordinary shares to the Transferees.  Subsequently, the Company released part of the commitment on the call option under the Put and Call Agreements.  As a result, during August and September of 2009, a total of $4,986,696 of restricted cash held in escrow was released to the Company.

As a result of the aforementioned agreements, at the closing of the business combination, the unrestricted cash acquired in the transaction was $1,697.  Accordingly, the Company will seek to finance its operations in the future through various sources, including the possible issuance of debt and equity.  The release of $4,986,696 of restricted cash held in escrow in August 2009 will also provide additional funds to finance the Company’s operations.  The pending sale of the Company’s automotive dealership segment, which is expected to close in October 2009, is also expected to provide additional capital to support operations.

The Company anticipates that it will have adequate sources of working capital in the foreseeable future. However, the Company may elect in the future to obtain addition funding to expand and grow its operations, which may include borrowings from financial institutions and/or the sale of equity.

Contractual Obligations

The following table is a summary of the Company's contractual obligations as of June 30, 2009 (in thousands):

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Trade notes payable (1)	$70,368	$70,368	$-	$-	$-
Operating leases	20,598	1,462	2,561	2,138	14,437
Floor plan notes payable - manufacturer affiliated(2)	12,010	12,010	-	-	-
Notes payable	21,814	21,814	-	-	-
Accounts payable, related party	27,761	27,761	-	-	-
Share repurchase obligations	8,218	8,218	-	-	-
Capital commitments	9	9	-	-	-
Total	$160,778	$141,642	$2,561	$2,138	$14,437

(1)	Trade notes payable are presented to automotive manufactures as payment against outstanding trade payables, are non-interest bearing and generally mature within 6 months.

(2)	Relate to dealership business that is pending disposal, and which is not expected to be continued after December 31, 2009

The Company leases certain facilities under long-term, non-cancelable leases and month-to-month leases. These leases are accounted for as operating leases.

Off-Balance Sheet Arrangements

The Company has entered into operating leases for all of its dealership and commercial vehicle financing stores and office facilities. Generally, the leases for its commercial vehicle financing stores are for periods of one to three years. The leases for its dealership stores and office facilities are typically for periods over ten years. The Company uses leasing arrangements to maintain flexibility in its commercial vehicle financing store locations and to preserve capital. The Company expects to continue to lease the majority of its store and office facilities under arrangements substantially consistent with the past.  Other than its operating leases, the Company is not a party to any off-balance sheet arrangement.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

The Company’s exposure to interest rate risk primarily relates to its outstanding debts and interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. The Company has not used derivative financial instruments in its investment portfolio. Interest-earning instruments carry a degree of interest rate risk. As of June 30, 2009, the Company’s total outstanding loans amounted to $132,0 million, with interest rates in the range of 4.00% to 9.36% per annum.  The Company has not been exposed, nor does it anticipate being exposed, to material risks due to changes in market interest rates.

Foreign Currency Risk

Substantially all of the Company’s revenues and expenditures are denominated in Renminbi. As a result, fluctuations in the exchange rate between the U.S. dollars and Renminbi will affect the Company’s financial results in U.S. dollars terms without giving effect to any underlying change in the Company’s business or results of operations. The Renminbi’s exchange rate with the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. The exchange rate for conversion of Renminbi into foreign currencies is heavily influenced by intervention in the foreign exchange market by the People’s Bank of China. From 1995 until July 2005, the People’s Bank of China intervened in the foreign exchange market to maintain an exchange rate of approximately 8.3 Renminbi per U.S. dollar. On July 21, 2005, the PRC government changed this policy and began allowing modest appreciation of the Renminbi versus the U.S. dollar. However, the Renminbi is restricted to a rise or fall of no more than 0.5% per day versus the U.S. dollar, and the People’s Bank of China continues to intervene in the foreign exchange market to prevent significant short-term fluctuations in the Renminbi exchange rate. Nevertheless, under China’s current exchange rate regime, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

Net income for the three months ended June 30, 2009 of RMB25.9 million is reported as $3,792,362 based on the 2009 year-to-date average Renminbi to U.S. dollar exchange rate of 6.8326.  Net income would decrease $6,975 to $3,785,387 based on the December 31, 2008 exchange rate of 6.8430, or increase $1,432 to $3,793,794 based on the June 30, 2009 exchange rate of 6.8305 Renminbi per U.S. dollar.  However, net income would decrease $813,431 to $2,978,931 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Net income for the six months ended June 30, 2009 of RMB 37.5 million is reported as $5,493,373 based on the 2009 year-to-date average Renminbi to U.S. dollar exchange rate of 6.8329.  Net income would decrease $9,447 to $5,483,926 based on the December 31, 2008 exchange rate of 6.8430, or increase $2,249 to $5,495,622 based on the June 30, 2009 exchange rate of 6.8305 Renminbi per U.S. dollar.  However, net income would decrease $1,131,419 to $4,361,954 based on the pre-July 2005 exchange rate of 8.3000 Renminbi per U.S. dollar.

Very limited hedging transactions are available in China to reduce the Company’s exposure to exchange rate fluctuations. To date, the Company has not entered into any hedging transactions in an effort to reduce its exposure to foreign currency exchange risk. While the Company may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and it may not be able to successfully hedge its exposure at all. In addition, the Company’s currency exchange losses may be magnified by PRC exchange control regulations that restrict its ability to convert Renminbi into foreign currency.

Seasonality

The Company’s second and third fiscal quarters (April through September) have historically been slower for dealership sales. Conversely, the Company’s first and fourth fiscal quarters (January through March and October through December) have historically been the busiest times for car sales. Therefore, the Company generally realizes a higher proportion of its revenue and operating profit during the first and fourth fiscal quarters. The Company expects this trend to continue in future periods. If conditions arise that impair vehicle sales during the first or fourth fiscal quarters, the adverse effect on the Company’s revenues and operating profit for the year could be disproportionately large.

Impact of Inflation

Inflation has not historically been a significant factor impacting the Company’s results of operations.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated September 30, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoChina International Limited

By:	/s/ Yonghui Li
Name: Yonghui Li
Title: Chairman and Chief Executive Officer

Dated: September 30, 2009